Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 18, 2004



                         Andina Bottling Company, Inc.
                -----------------------------------------------
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                -----------------------------------------------
                              Piso 20, Las Condes
                -----------------------------------------------
                                   Santiago
                -----------------------------------------------
                                     Chile
                -----------------------------------------------
                   (Address of principal executive offices)

                           Form 20-F X      Form 40-F
                                     --               --



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes     No X
                                    --      --

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

Consolidated interim financial statements of the Company and its consolidated subsidiaries as of and for the period ended September 30, 2004 and for the third quarter ended September 30, 2004.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
------------------------------------------
Consolidated financial statements
September 30, 2004

(Free Translation of Spanish original)





CONTENTS
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements




  Ch$ - Chilean pesos
ThCh$ - Thousands of Chilean pesos
  US$ - United States dollars
ThUS$ - Thousands of United States dollars
   UF - Unidades de Fomento (Chilean government inflation-indexed monetary units)
   A$ - Argentine pesos
 ThA$ - Thousands of Argentinean pesos
   R$ - Brazilian Reais
 ThR$ - Thousands of Brazilian Reais

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------


                                                                                  For the period ended September 30,
                                                                        -------------------------------------------------------
                                                                                   2004                       2003
                                                                        -------------------------------------------------------
                                                                                  ThCh$                       ThCh$

TOTAL CURRENT ASSETS                                                                    97,868,285                 134,032,761
Cash                                                                                     5,905,285                  15,299,589
Time deposits                                                                                  145                  11,522,286
Marketable securities (net)                                           4                 18,120,983                  31,925,891
Trade accounts receivable (net)                                       5                 22,065,609                  20,502,831
Notes receivable (net)                                                5                  6,457,158                   8,120,144
Other receivables (net)                                               5                  7,480,738                   6,585,634
Notes and accounts receivable from related companies                  6                     29,027                   2,118,961
Inventories (net)                                                     7                 24,081,866                  25,834,575
Recoverable Taxes                                                                        5,037,955                   3,266,510
Prepaid expenses                                                                         2,177,396                   2,765,406
Deferred Income Taxes                                                 8                    183,087                     547,637
Other current assets                                                 10                  6,329,036                   5,543,297
TOTAL PROPERTY, PLANT & EQUIPMENT                                                      164,075,453                 189,030,080
Land                                                                 12                 14,894,091                  15,304,364
Buildings & improvements                                             12                 94,926,787                  99,927,260
Machinery and equipment                                              12                231,457,465                 244,311,013
Other property, plant & equipment                                    12                186,524,434                 186,161,737
Technical reappraisal of property, plant & equipment                 12                  1,932,669                   1,930,787
Depreciation                                                         12              (365,659,993)               (358,605,081)
TOTAL OTHER ASSETS                                                                     322,027,890                 290,976,332
Investments in related companies                                     14                 19,225,337                  20,296,925
Investments in other companies                                                              55,304                     689,096
Goodwill                                                             16                 93,032,934                 101,064,430
Long-term receivables                                                 5                     54,761                       1,542
Notes and accounts receivable from related companies                  6                     83,242                      40,246
Long-term deferred income taxes                                       8                          0                           0
Intangibles                                                                              2,935,727                   3,236,961
Amortization                                                                           (2,694,623)                 (2,825,024)
Others                                                               18                209,335,208                 168,472,156
Long-term leasing agreements                                                                     0                           0
                                                                        -------------------------------------------------------
TOTAL ASSETS                                                                           583,971,628                 614,039,173

                                                                                  For the period ended September 30,
                                                                        -------------------------------------------------------
                                                                                   2004                       2003
                                                                        -------------------------------------------------------
                                                                                  ThCh$                       ThCh$
TOTAL CURRENT LIABILITIES                                                              108,786,705                  82,786,772
Short-term bank liabilities                                          19                 18,647,814                   6,816,830
Current portion of long-term bank liabilities                        19                  1,226,509                   1,409,177
Current portion of promissory notes payable                                                      0                           0
Current portion of bonds payable                                     22                 18,184,589                  18,522,503
Current portion of long-term liabilities payable                                                 0                           0
Dividends payable                                                                        6,173,372                   4,056,019
Accounts payable                                                                        24,276,547                  20,055,637
Notes payable                                                                                    0                           0
Other creditors                                                                          3,755,586                   3,540,158
Notes and accounts payable to related companies                       6                  5,461,677                   7,655,287
Provisions                                                           23                 22,886,607                  11,796,546
Withholdings                                                                             4,638,954                   6,070,744
Income taxes payable                                                  8                  3,455,390                   2,662,343
Unearned income                                                                             69,660                     201,528
Deferred income taxes                                                 8                          0                           0
Other current liabilities                                                                   10,000                           0
TOTAL LONG-TERM LIABILITIES                                                            185,745,812                 208,050,907
Long-term bank liabilities                                           21                 49,910,762                  55,914,631
Bonds payable                                                        22                115,828,335                 129,595,736
Long-term notes payable                                                                          0                           0
Other creditors                                                                            177,168                     276,351
Long-term notes and accounts payable to related companies             6                          0                           0
Provisions                                                           23                 12,154,771                  12,868,322
Deferred Income Taxes                                                 8                    609,700                   2,497,199
Other long-term liabilities                                                              7,065,076                   6,898,668
MINORITY INTEREST                                                    26                     50,516                      52,693

TOTAL SHAREHOLDERS' EQUITY                                           27                289,388,595                 323,148,801
Paid-in capital                                                      27                186,368,767                 187,475,909
Revalued capital reserve                                             27                  3,541,007                   2,249,711
Other reserves                                                       27                 26,839,544                  44,348,110
Retained earnings                                                    27                 72,639,277                  89,075,071
Accumulated earnings                                                 27                 56,339,313                  88,330,721
Net income for the period                                            27                 24,001,849                   8,534,427
Interim dividends                                                    27                (7,701,885)                 (7,790,077)
                                                                        -------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                                               583,971,628                 614,039,173

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------
                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------


                                                                                    For the period ended September 30,
                                                                            ---------------------------------------------------
                                                                                      2004                      2003
                                                                            ---------------------------------------------------
                                                                                      ThCh$                    ThCh$
OPERATING INCOME                                                                           38,613,103               24,847,034
Gross Margin                                                                              111,558,130               94,521,483
Net Sales                                                                                 297,888,401              284,955,882
Cost of sales                                                                           (186,330,271)            (190,434,399)
Administrative and selling expenses                                                      (72,945,027)             (69,674,449)
NON OPERATING INCOME AND EXPENSE                                                         (12,334,734)             (12,361,790)
Financial Income                                                                           10,745,921               19,415,663
Equity in earnings of equity investments                                14                    934,685                2,441,191
Other non-operating income                                              28                    310,257                7,343,019
Equity in losses of equity investments                                  14                   (78,659)                (440,749)
Amortization of goodwill                                                16                (5,597,017)              (5,604,781)
Financial Expenses                                                                       (15,489,563)             (14,353,216)
Other non-operating expenses                                            28                (6,388,840)              (1,836,070)
Price level restatement                                                 29                    223,946              (1,996,972)
Foreign exchange gains                                                  30                  3,004,536             (17,329,875)
Income before income taxes and extraordinary items                                         26,278,369               12,485,244
Income tax expense                                                      8                 (2,275,052)              (3,949,090)
Income before minority interest                                                            24,003,317                8,536,154
Minority interest                                                       26                    (1,468)                  (1,727)
                                                                            ---------------------------------------------------
NET INCOME                                                                                 24,001,849                8,534,427
NET INCOME FOR THE PERIOD                                                                  24,001,849                8,534,427

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------


                                                                                    For the period ended September 30,
                                                                               ----------------------------------------------
                                                                                        2004                   2003
                                                                               ----------------------------------------------
                                                                                       ThCh$                  ThCh$
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  57,370,960             47,286,291
Collection of trade receivables                                                           420,443,310            409,054,266
Financial income received                                                                   8,910,671             14,632,402
Dividend & other distributions received                                                     1,215,939                      0
Other income received                                                                      12,092,279             18,612,828
Payments to suppliers and personnel                                                     (307,659,415)          (335,395,922)
Interest paid                                                                            (13,036,833)            (9,501,817)
Income taxes paid                                                                         (2,462,200)            (3,513,457)
Other expenses paid                                                                       (1,271,184)              (319,569)
VAT and other tax payments                                                               (60,861,607)           (46,282,440)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                      (34,542,958)           (49,180,466)
Borrowings                                                                                 34,351,843             35,662,421
Other financing activities                                                                          0                    308
Paid-out dividends                                                                       (41,857,560)           (48,054,845)
Loan payments                                                                            (21,029,428)           (36,788,350)
Bonds payable                                                                             (5,649,340)                      0
Other financing disbursements                                                               (358,473)                      0
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES                                     (40,341,861)              6,246,160
Proceeds from sales of property, plant and equipment                                          666,857                787,233
Proceeds from sales of other investments                                                   22,269,514            124,872,338
Other investment income                                                                     2,610,519                  2,950
Additions to property, plant & equipment                                                 (18,571,813)           (21,133,677)
Permanent investments                                                                    (10,162,424)                      0
Investments in financial instruments                                                     (36,418,581)           (97,319,884)
Other investment disbursements                                                              (735,933)              (962,800)
TOTAL NET CASH FOR THE PERIOD                                                            (17,513,859)              4,351,985
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                                            (435,735)              2,968,334
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                     (17,949,594)              7,320,319
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                           41,976,007             46,983,642
                                                                               ----------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                 24,026,413             54,303,961

                        RECONCILIATION OF NET INCOME TO
                        -------------------------------
                                NET CASH FLOWS
                                --------------
                       PROVIDED BY OPERATING ACTIVITIES
                       --------------------------------

                                                                                          For the period ended September 30,
                                                                                          -----------------------------------
                                                                                                2004             2003
                                                                                          -----------------------------------
                                                                                               ThCh$             ThCh$
NET INCOME                                                                                      24,001,849         8,534,427
Income on sales of assets:                                                                         127,992         (209,243)
Gain on sale of property, plant and equipment                                                      139,388         (202,544)
Gain on sale of investments                                                                              0           (1,137)
Gain on sale of other assets                                                                      (11,396)           (5,562)
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH                               34,464,791        50,351,236
Depreciation                                                                                    25,958,150        28,068,360
Amortization of intangibles                                                                        253,309           392,282
Write-offs and provisions                                                                        1,867,224         (554,304)
Equity in earnings of equity investments                                                         (934,685)       (2,441,191)
Equity in losses of equity investments                                                              78,659           440,749
Amortization of goodwill                                                                         5,597,017         5,604,781
Price-level restatement                                                                          1,293,674         4,308,372
Foreign exchange gains, net                                                                    (4,522,156)        15,018,475
Other credits to income that do not represent cash flows                                       (1,614,392)       (9,799,496)
Other charges to income that do no represent cash flows                                          6,487,991         9,313,208
CHANGES IN OPERATING ASSETS                                                                      8,019,151       (4,864,286)
(Increase) decrease in trade accounts receivable                                                 8,431,977        14,527,713
Increase in inventories                                                                          2,755,104       (7,851,163)
(Increase) decrease in other assets                                                            (3,167,930)      (11,540,836)
CHANGES IN OPERATING LIABILITIES                                                               (9,244,291)       (6,527,570)
Increase (decrease) in accounts payable related to operating income                           (12,865,993)      (12,001,501)
Interest payable                                                                                 1,904,255         2,920,513
(Decrease) increase in income taxes payable                                                        367,337           852,152
Increase in other accounts payable related to non-operating income                                 738,427           641,587
Increase in Valued Added Tax and other similar items                                               611,683         1,059,679
Minority interest                                                                                    1,468             1,727
                                                                                          -----------------------------------
Net cash provided by operating activities                                                       57,370,960        47,286,291

  The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER
-------------------------------------------------

Embotelladora Andina S.A. ("Andina" and together with its controlled subsidiaries, the "Company") was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
-----------------------------------------------------

a)   Accounting period

The consolidated financial statements cover the period January 1 to September 30, 2004 and are compared to the same period in 2003.

b)   General

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c)   Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 1.6% according to CPI and minor reclassifications have been made.

d)   Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results and cash flows of Andina and its subsidiaries. All significant transactions have been eliminated.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:


   Id Number                       Company Name                                  Ownership Interest (%)
---------------------------------------------------------------------------------------------------------------------
                                                                         September 30, 2004      September 30, 2003
                                                                    -------------------------------------------------
                                                                     Direct   Indirect   Total                 Total
                                                                    -------------------------------------------------
      0-E       ABISA CORP S.A.                                       99.90      0.09    99.99                 99.99
  96842970-1    ANDINA BOTTLING INVESTMENTS S.A.                      99.90      0.09    99.99                 99.99
  96836750-1    ANDINA INVERSIONES SOCIETARIAS S.A.                   99.90      0.09    99.99                 99.99
  96972760-9    ANDINA BOTTLING INVESTMENTS DOS S.A.                  99.90      0.09    99.99                 99.99
     0-E        EMBOTELLADORA DEL ATLANTICO S.A.                       0.00     99.99    99.99                 99.99
  96623640-K    ENVASES MULTIPACK S.A.                                 0.00     99.99    99.99                 99.99
     0-E        RIO DE JANEIRO REFRESCOS LTDA.                         0.00     99.99    99.99                 99.99
  78536950-5    SERVICIOS MULTIVENDING LTDA.                          99.90      0.09    99.99                 99.99
  78861790-9    TRANPORTE ANDINA REFRESCOS LTDA.                      99.90      0.09    99.99                 99.99
  93899000-K    VITAL S.A.                                             0.00     99.99    99.99                 99.99
     0-E        RJR INVESTMENTS CORP S.A.                              0.00     99.99    99.99                  0.00

Other information

On March 21, 2003 at the general and extraordinary shareholders meeting of both Embotelladora del Atlantico S.A. (EDASA) and Complejo Industrial Pet S.A. (CIPET), approved and confirmed the "Preliminary Merger Agreement", which was effective as from January 1, 2003.

On May 23, 2003 the "Final Merger Agreement" was signed between EDASA and CIPET and registered in the Public Register of Commerce in the Province of Cordoba on October 14, 2003.

e)   Price-level restatement

The consolidated financial statements have been restated in accordance with local regulations to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the period. Restatements have been determined on the basis of the percentage variation in the official Chilean Consumer Price Index "CPI", issued by the Chilean National Institute of Statistics, which amounted to 1.9% for the period December 1, 2003 to August 31, 2004 (1.2% for the same period in 2003).

f)   Currency translation

Balances in foreign currency are considered as non - monetary items and are translated at the exchange rate prevailing at the end of period. UF denominated balances have been restated according to the CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:


                                                      September 30,
                                              -------------------------------

                                                   2004             2003
                                              ---------------  --------------
                                                    Ch$              Ch$
Unidades de Fomento            (UF)              17,190.78       16,946.03
United States dollars          (US$)                608.90          660.97
Argentine pesos                (A$)                 204.26          226.75
Brazilian Real                 (R$)                 213.01          226.10

g)   Marketable securities

Marketable securities include investments in mutual funds, valued at the redemption value for each end of period.

h)   Inventories

Inventories are stated at purchase and/or production cost and are computed under the average cost method. Provisions are made for obsolescence on the basis of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

i)   Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j)   Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. The technical reappraisal of property, plant and equipment, authorized by the SVS during 1979, is shown at restated value under the heading Technical reappraisal of property, plant & equipment.

Fixed assets to be disposed of are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statements of income under Other non-operating expenses.

k)   Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

l)   Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant & equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)   Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the end of period exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)   Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)   Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)   Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q)   Income taxes and deferred income taxes

The Company has recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)   Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7% annual rate using the staff's length of service to their retirement date.

s)   Deposits for containers

The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by clients. The inventory is valued at the average weighted value of the deposit value over the past seven years per container type and any adjustments are recorded in the Company's operating results. In order to recover the cash deposit, the original invoice must be presented and the containers should be in good condition. Deposits are not adjusted for price level restatements.

Beginning in February 2001, and for a period of five years counted from the invoice date, if a client would not restore all or part of the deposits for containers, the Company, without any further proceedings, may cash part or all of the deposit.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)   Revenue recognition

The Company records revenue based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)   Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences.

These hedge instruments are recorded at their market values. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term) until realized.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v)   Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w)   Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)   Consolidated statement of cash flows

The Company has defined investments in fixed-income mutual funds, time deposits maturing within 90 days, repurchase agreements maturing within 90 days, and indexed promissory notes from the Chilean Central Bank as cash equivalents.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES
---------------------------

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES
------------------------------

Marketable securities at each year-end consisted of mutual funds and investment funds totaling ThCh$ 18,120,983 and ThCh$ 31,925,891 at September 30, 2004 and 2003 respectively.

The composition of the balance at September 30, 2004 was as follows:

                                                            ThCh$
Citi Inst. Liquid Reserves Ltd. (United States)           7,946,186
Fondo Mutuo Banchile                                      6,450,000
Fondo Mutuo Boston                                        2,030,000
Fondo Mutuo Citicorp Cash                                 1,694,797
                                                       ----------------
Total                                                    18,120,983

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES
----------------------------------------

93.07% of the portfolio of receivables corresponds to the drinks business and 6.93% to the container business. The receivables had a turnover equivalent to
8.62 times (8.39 times in 2003). Details of receivables are as follows:

                                                                    Current
                                ----------------------------------------------------------------------------------------------------
                                     Up to 90 days       More than 90 days up to 1 year     Subtotal         Total Current (net)
                                ----------------------------------------------------------------------------------------------------
                                     September 30,              September 30,             September 30,          September 30,
                                ----------------------------------------------------------------------------------------------------
                                   2004          2003         2004          2003              2004           2004           2003
                                ----------------------------------------------------------------------------------------------------
                                   ThCh$         ThCh$        ThCh$         ThCh$             ThCh$          ThCh$          ThCh$
Trade receivables                22,157,146   18,655,300     1,854,614     1,847,531       24,011,760     22,065,609     20,502,831
Allowance for doubtful accounts           0            0             0             0        1,946,151              0              0
Notes receivable                  6,424,190    7,404,429     1,294,977       715,715        7,719,167      6,457,158      8,120,144
Allowance for doubtful accounts           0            0             0             0        1,262,009              0              0
Other receivables                 7,526,708    5,825,286        74,923       760,348        7,601,631      7,480,738      6,585,634
Allowance for doubtful accounts           0            0             0             0          120,893              0              0


                                -------------------------
                                        Long Term
                                -------------------------
                                       September 30,
                                -------------------------
                                    2004          2003
                                -------------------------
                                    ThCh$         ThCh$
Trade receivables                        0             0
Allowance for doubtful accounts          0             0
Notes receivable                         0             0
Allowance for doubtful accounts          0             0
Other receivables                   54,761         1,542
Allowance for doubtful accounts          0             0
                                -------------------------
Total long term receivables         54,761         1,542

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
---------------------------------------------------------

Accounts payable and receivable with related companies correspond to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

a)   Notes and accounts receivable


Id N(degree)           Company                                                   Short Term             Long Term
                                                                         --------------------------------------------------
                                                                                September 30,         September 30,
                                                                         --------------------------------------------------
                                                                              2004        2003       2004      2003
                                                                         --------------------------------------------------
                                                                              ThCh$       ThCh$      ThCh$     ThCh$
0-E            CERVEJARIAS KAISER S.A.                                        29,027      67,135         0          0
96714870-9     COCA-COLA DE CHILE S.A.                                             0           0    83,029     40,246
0-E            CENTRALLI REFRIGERANTES S.A.                                        0   2,051,826       213          0
                                                                         --------------------------------------------------
Total                                                                         29,027   2,118,961    83,242     40,246


b) Notes and accounts payable

Id N(degree)           Company                                                   Short Term             Long Term
                                                                        ---------------------------------------------------
                                                                                September 30,         September 30,
                                                                        ---------------------------------------------------
                                                                              2004         2003      2004       2003
                                                                        ---------------------------------------------------
                                                                              ThCh$        ThCh$     ThCh$      ThCh$
96714870-9     COCA COLA DE CHILE S.A.                                       406,229   3,367,955         0          0
89996200-1     ENVASES DEL PACIFICO S.A.                                     268,817     266,916         0          0
0-E            RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.                        119,557     255,990         0          0
0-E            COCA COLA DE ARGENTINA S.A.                                 1,189,840     695,835         0          0
86881400-4     ENVASES CMF S.A.                                            2,863,034   2,304,754         0          0
96705990-0     ENVASES CENTRAL S.A.                                          614,200     763,837         0          0
                                                                        ---------------------------------------------------
Total                                                                      5,461,677   7,655,287         0          0

c)   Transactions with related companies were as follows:


           Company                    Id N(degree)      Relation                  Transaction
--------------------------------------------------------------------------------------------------------------




ENVASES CENTRAL S.A.                  96705990-0     Equity investee     Sales of raw materials and supplies
-                                     96705990-0            -            Finished product purchases
COCA-COLA DE CHILE S.A.               96714870-9   Shareholder Related   Collection of advertising
                                                                         participation
-                                     96714870-9            -            Concentrate purchases
-                                     96714870-9            -            Payment of advertising participation
-                                     96714870-9            -            Water source rental
-                                     96714870-9            -            Others
COCA-COLA DE ARGENTINA  S.A.          0-E          Shareholder Related   Concentrate purchases
CERVEJARIAS KAISER S.A.               0-E                                Finished product purchases
-                                     0-E                   -            Payment of advertising participation
ENVASES DEL PACIFICO S.A.             89996200-1    Director in common   Purchase of raw materials
RECOFARMA INDUSTRIAS DO AMAZONAS      0-E            Equity investee     Concentrate purchases
LTDA.
-                                     0-E                   -            Reimbursement & other purchases
-                                     0-E                   -            Payment of marketing sales promotion
ENVASES CMF S.A.                      86881400-4     Equity investee     Container purchases
-                                     86881400-4            -            Raw Material Purchases
-                                     86881400-4            -            Other sales
SPBR S.R.L.                           0-E          Shareholder Related   Concentrate purchases
CENTRALLI REFRIGERANTE S.A.           0-E            Equity investee     Finished product purchases



               Company                      September 30, 2004             September 30, 2003
---------------------------------------------------------------------------------------------------
                                             Effect on Income               Effect on Income
                                      -------------------------------------------------------------
                                         Amount    (charge) credit     Amount     (charge) credit
                                      -------------------------------------------------------------


ENVASES CENTRAL S.A.                      546,012              0        838,281            73,068
-                                       8,424,580              0     10,284,139                 0
COCA-COLA DE CHILE S.A.                 1,872,418              0      1,581,883                 0

-                                      32,077,430              0     20,120,415                 0
-                                       1,492,108    (1,492,108)      2,834,898       (2,834,898)
-                                         986,255      (986,255)        961,832         (961,832)
-                                          23,146              0      4,241,215                 0
COCA-COLA DE ARGENTINA  S.A.                    0              0     10,257,461                 0
CERVEJARIAS KAISER S.A.                 4,991,657              0      4,535,018                 0
-                                         487,262      (487,262)        769,112         (769,112)
ENVASES DEL PACIFICO S.A.                 656,793              0        701,658                 0
RECOFARMA INDUSTRIAS DO AMAZONAS       18,061,875              0     16,396,071                 0
LTDA.
-                                         118,850              0              0                 0
-                                       2,582,301    (2,582,301)      9,738,257       (9,738,257)
ENVASES CMF S.A.                        4,425,977              0      2,443,744                 0
-                                       4,308,251              0      6,796,055                 0
-                                               0              0      1,438,578                 0
SPBR S.R.L.                            12,494,398              0              0                 0
CENTRALLI REFRIGERANTE S.A.                     0              0        958,819                 0

NOTE 7 - INVENTORIES
--------------------

Inventories at each end of period consisted of the following:

                                         September 30, 2004                                September 30, 2003
                           -----------------------------------------------   ------------------------------------------------
                               Gross       Obsolescence                           Gross       Obsolescence
                               value         provision          Net               value         provision          Net
                           --------------------------------------------------------------------------------------------------
                               ThCh$           ThCh$           ThCh$              ThCh$           ThCh$           ThCh$
Raw materials                  12,626,199       (105,860)      12,520,339         11,475,610        (17,305)      11,458,305
Finished products               7,518,244       (104,478)       7,413,766          9,431,124        (64,237)       9,366,887
Raw materials in transit        4,074,860               0       4,074,860          5,001,960        (37,795)       4,964,165
Products in process                72,901               0          72,901             45,218               0          45,218
                           -----------------------------------------------   ------------------------------------------------
Total                          24,292,204       (210,338)      24,081,866         25,953,912       (119,337)      25,834,575


NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES
-----------------------------------------------

a)   General:

At September 30, 2004, the Company does not present balances for Accumulated taxable or non-taxable profits. Financial earnings have been distributed in the amount of ThCh$ 43,426,882 against taxable earnings generated in the period 2004. Potential credits will be determined as of December 31.

At September 30, 2003, the Company does not present balances for Accumulated taxable or non-taxable profits. Financial earnings have been distributed in the amount of ThCh$8,241,152 against taxable earnings generated in the period 2003. Potential credits will be determined as of December 31.

Short-term deferred tax assets are presented net of short-term deferred tax liabilities. Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

c)   Deferred income taxes at each end of period were as follows:

                                                            September 30, 2004
                                           -----------------------------------------------------
           Temporary Differences                     Assets                  Liabilities
                                           -----------------------------------------------------
                                             Short Term    Long Term   Short Term    Long Term
                                           -----------------------------------------------------
                                               ThCh$         ThCh$        ThCh$        ThCh$
Allowance for doubtful accounts                 417,275      197,149            0            0
Vacation provision                               98,355            0            0            0
Leased assets                                         0            0            0            0
Manufacturing expenses                            7,018            0            0            0
Depreciation of property, plant &
equipment                                             0      648,922      103,380    4,547,800
Severance indemnities                                 0            0        5,123      551,704
Provision for asset obsolescence                131,844    1,078,712            0       32,349
Provision for labor lawsuits                          0    2,831,075            0            0
Tax loss carry-forwards                         282,793   17,155,844            0            0
Deposits in guarantee                                 0            0            0    2,508,278
Other                                           667,042    2,825,867       21,600      117,931
Local bond issue expenses                             0            0            0      224,059
Contingency allowance                                 0    1,146,828            0            0
Social contributions                            101,805    2,789,209            0            0
Appraisal property, land & equipment                  0            0            0      316,144
Accrued interest Abisa Corp                           0            0    1,391,008            0
Complementary accounts, net of
amortization                                      1,934   14,316,264            0    3,874,247
Valuation allowance                                   0   10,543,024
                                          ------------------------------------------------------
Total                                         1,704,198    3,814,318    1,521,111    4,424,018


                                                             September 30, 2003
                                          ------------------------------------------------------
           Temporary Differences                      Assets                 Liabilities
                                          ------------------------------------------------------
                                             Short Term    Long Term   Short Term    Long Term
                                          ------------------------------------------------------
                                                ThCh$        ThCh$        ThCh$        ThCh$

Allowance for doubtful accounts                 312,113      266,184            0            0
Vacation provision                              115,867            0            0            0
Leased assets                                    14,001            0          653       61,661
Manufacturing expenses                                0            0            0            0
Depreciation of property, plant &
equipment                                             0      699,822            0    4,020,273
Severance indemnities                                 0          556        5,175      528,065
Provision for asset obsolescence                      0    1,828,772            0            0
Provision for labor lawsuits                          0    2,342,151            0            0
Tax loss carry-forwards                               0   17,278,821            0            0
Deposits in guarantee                                 0            0            0    2,467,537
Other                                           284,024    3,990,383      145,110    1,662,414
Local bond issue expenses                             0            0            0      230,605
Contingency allowance                                 0      460,037            0            0
Social contributions                                  0    2,984,394            0            0
Appraisal property, land & equipment                  0            0            0            0
Accrued interest Abisa Corp                           0            0            0            0
Complementary accounts, net of
amortization                                     27,430    4,108,056            0    4,733,111
Valuation allowance                                   0   24,002,819
                                          ------------------------------------------------------
Total                                           698,575    1,740,245      150,938    4,237,444

d)   Income tax expense for each year was as follows:

                                                                                                      September 30,
                                                                                             --------------------------------
                                                                                                    2004            2003
                                                                                             --------------------------------
                                                                                                    ThCh$           ThCh$
Current tax expense (tax allowance)                                                              (1,987,685)     (3,921,942)
Tax expense adjustment (previous period)                                                             542,861         651,719
Deferred income tax expense/effect over assets or liabilities                                       (65,878)       (140,802)
Tax benefit for tax losses                                                                            40,387               0
Amortization of deferred income tax asset and liability complementary accounts                     (169,899)       (259,677)
Deferred  income  tax  expense/effect  over  assets or  liabilities  due to  changes  in the       (182,713)       (167,117)
provision
Other charges or credits                                                                           (452,125)       (111,271)
                                                                                             --------------------------------
Total                                                                                            (2,275,052)     (3,949,090)


NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS
------------------------------------------------------------------

The Company had no leasing agreements.

NOTE 10 - OTHER CURRENT ASSETS
------------------------------

Other current assets at each end of period were as follows:


                                                  September 30,
                                          ----------------------------
                                                2004          2003
                                          ----------------------------
                                                ThCh$         ThCh$

Supplies                                     4,001,424     3,779,674
Accrued interest on long-term bond           1,583,371       663,202
Advertising contracts                          328,929       499,406
Bond placement expenses and discount           236,267       360,555
Repurchase investments                               0             0
Other                                          179,045       240,460
                                          ----------------------------
Total                                        6,329,036     5,543,297


NOTE 11 - REPURCHASE / RESALE AGREEMENTS
----------------------------------------

The Company had no repurchase/resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT
---------------------------------------

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile      :  Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina  :  Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil     :  Rio de Janeiro, Niteroi, Vitoria, Espirito Santo, Campos,
              Cabo Frio, and Nova Iguazu.

a) Principal components of property, plant and equipment at each end of period are as follows:


                                                                      Balances at September 30, 2004
                                                        --------------------------------------------------------------
                                                               Assets          Accumulated       Net property,
                                                                               Depreciation    plant & equipment
                                                        --------------------------------------------------------------
                                                               ThCh$               ThCh$              ThCh$
Land                                                           14,894,091                  0         14,894,091
Buildings and improvements                                     94,926,787       (36,654,124)         58,272,663
Machinery and equipment                                       231,457,465      (172,333,676)         59,123,789
Other property, plant and equipment                           186,524,434      (156,103,409)         30,421,025
Technical reappraisal of property, plant & equipment            1,932,669          (568,784)          1,363,885
                                                        --------------------------------------------------------------
Total                                                         529,735,446      (365,659,993)        164,075,453


                                                                      Balances at September 30, 2003
                                                        --------------------------------------------------------------
                                                               Assets          Accumulated       Net property,
                                                                               Depreciation    plant & equipment
                                                        --------------------------------------------------------------
                                                                ThCh$              ThCh$              ThCh$

Land                                                           15,304,364                  0         15,304,364
Buildings and improvements                                     99,927,260       (35,055,653)         64,871,607
Machinery and equipment                                       244,311,013      (167,113,239)         77,197,774
Other property, plant and equipment                           186,161,737      (155,877,676)         30,284,061
Technical reappraisal of property, plant & equipment            1,930,787          (558,513)          1,372,274
                                                        --------------------------------------------------------------
Total                                                         547,635,161      (358,605,081)        189,030,080

b) Other property, plant and equipment at each end of period were as follows:

                                                        September 30,
                                                  ---------------------------
                                                      2004          2003
                                                  ---------------------------
                                                      ThCh$        ThCh$

Furniture and tools                                  18,656,223   21,066,654
Refrigerating equipment, promotional items
and other minor assets                               43,969,291   46,237,820
Containers                                          104,445,293  100,912,165
Other                                                19,453,627   17,945,098
                                                  ---------------------------
Total other property, plant and equipment           186,524,434  186,161,737


c) Technical reappraisal of property, plant and equipment at each end of period was as follows:



                                                                      Balances at September 30, 2004
                                                        --------------------------------------------------------------
                                                                                Accumulated         Net property,
                                                               Assets          depreciation     plant and equipment
                                                        --------------------------------------------------------------
                                                               ThCh$               ThCh$              ThCh$
Land                                                            1,290,588                 0           1,290,588
Buildings and improvements                                        180,681          (116,702)             63,979
Machinery and equipment                                           461,400          (452,082)              9,318
                                                        --------------------------------------------------------------
Total                                                           1,932,669          (568,784)          1,363,885


                                                                      Balances at September 30, 2003
                                                        --------------------------------------------------------------
                                                                                Accumulated         Net property,
                                                               Assets          depreciation     plant and equipment
                                                        --------------------------------------------------------------
                                                                ThCh$              ThCh$              ThCh$

Land                                                            1,289,337                 0           1,289,337
Buildings and improvements                                        180,506          (112,320)             68,186
Machinery and equipment                                           460,944          (446,193)             14,751
                                                        --------------------------------------------------------------
Total                                                           1,930,787          (558,513)          1,372,274


d)   The total depreciation charge is recorded under operating income.

NOTE 13 - SALES TRANSACTIONS UNDER  LEASEBACK AGREEMENTS
----------------------------------  --------------------

The Company had no agreements of this type.

NOTE 14 - INVESTMENTS IN RELATED COMPANIES
------------------------------------------

     1. Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at end of period of the respective years, are shown in the table attached.

          The principal changes that occurred in the reported periods are described below:

          On March 27, 2003 the Company sold its shares of Agromax S.A. for A$ 132,000, generating a gain for that same amount, which is shown in Other non-operating income.

          At the Extraordinary Shareholders' Meeting of the closed stock corporation, Envases Central S.A. which took place on March 30, 2004, it was agreed to increase the company's capital to Ch$4,606,132,665, through an issue of 1,743,555 shares, with no nominal value and of the same previously existing series.

          On September 30, 2004 Embotelladora Andina S.A. subscribed and paid 929,838 shares for a unit price of Ch$1,549.58 and a total contribution of ThCh$1,440,863. As of September 30, 2004 Embotelladora Andina S.A. has an ownership interest in Envases Central S.A. of 49.91%.

          The investment in Envases Central S.A. is presented with a 48% reduction of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A. The amount of the reduction was ThCh$211,465 (expressed in currency of September 2004). This transaction will be realized once the property is transferred to a third party different from the group.

          The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, as described in Note 2 m), because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina respectively.

     2. No liabilities have been designated as hedging instruments for investments abroad.

     3. There is no income likely to be remitted by the subsidiaries abroad, except for the company Abisa Corp. S.A. for US$ 96.9 million.

   Investments in related companies and the related direct participation in equity and unrealized results at each end of period were as follows.

                                                            Number
                                               Functional     of        Ownership           Equity of              Income (loss)
Id N(degree)       Company        Country       Currency    Shares      Interest            companies             for the period
                                                                      --------------------------------------------------------------
                                                                      September 30,       September 30,            September 30,
                                                                      --------------------------------------------------------------
                                                                      2004     2003      2004        2003        2004        2003
                                                                      --------------------------------------------------------------
                                                                        %        %       ThCh$       ThCh$       ThCh$       ThCh$

86881400-4    ENVASES CMF S.A.     CHILE          Ch$        28,000   50.00   50.00   33,075,371  33,617,484    750,439     724,835
0-E           CICAN S.A.                          US$         3,040   15.20   15.20    4,880,228   6,364,010    473,053    (323,951)
                                   ARGENTINA
0-E           KAIK PARTICIPACOES   BRAZIL         US$    16,098,919   11.32   11.32    8,147,901  22,437,645  7,462,645  19,598,370
              LTDA.
              ENVASES CENTRAL      CHILE          Ch$     2,429,236   49.91   48.00    4,577,944   3,246,993     35,091     476,731
96705990-0    S.A.
0-E           CENTRALLI            BRAZIL         US$         3,005   25.00   25.00      382,212           0     52,704           0
              REFRIGERANTES





                                                            Number
                                               Functional     of              Accrued         Participation in net
Id N(degree)       Company        Country       Currency    Shares            income              income (loss)
                                                                    ------------------------------------------------
                                                                           September 30,         September 30,
                                                                    ------------------------------------------------
                                                                          2004      2003       2004        2003
                                                                    ------------------------------------------------
                                                                         ThCh$      ThCh$      ThCh$       ThCh$

86881400-4    ENVASES CMF S.A.     CHILE          Ch$        28,000     (78,659)   (391,509)  16,537,686  16,808,743
0-E           CICAN S.A.                          US$         3,040      71,904     (49,240)     741,795     967,330
                                   ARGENTINA
0-E           KAIK PARTICIPACOES   BRAZIL         US$    16,098,919     844,749   2,218,478      922,318   2,539,874
              LTDA.
              ENVASES CENTRAL      CHILE          Ch$     2,429,236       4,856     222,713    2,284,852   1,558,556
96705990-0    S.A.
0-E           CENTRALLI            BRAZIL         US$         3,005      13,176           0       95,553           0
              REFRIGERANTES
                                                                                           -------------------------
                                                                                              20,582,204  21,874,503



                                                            Number
                                               Functional     of           Unrealized              Book value of
Id N(degree)       Company        Country       Currency    Shares        income (loss)             investment
                                                                    ------------------------------------------------
                                                                          September 30,            September 30,
                                                                    ------------------------------------------------
                                                                         2004       2003         2004        2003
                                                                    ------------------------------------------------
                                                                        ThCh$       ThCh$        ThCh$       ThCh$

86881400-4    ENVASES CMF S.A.     CHILE          Ch$        28,000   1,145,402   1,366,318   15,392,284  15,442,425
0-E           CICAN S.A.                          US$         3,040           0           0      741,795     967,330
                                   ARGENTINA
0-E           KAIK PARTICIPACOES   BRAZIL         US$    16,098,919           0           0      922,318   2,539,874
              LTDA.
              ENVASES CENTRAL      CHILE          Ch$     2,429,236     211,465     211,260    2,073,387   1,347,296
96705990-0    S.A.
0-E           CENTRALLI            BRAZIL         US$         3,005           0           0       95,553           0
              REFRIGERANTES
                                                                    ------------------------------------------------
                                                                      1,356,867   1,577,578   19,225,337  20,296,925

NOTE 15 - INVESTMENTS IN OTHER COMPANIES
----------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 - GOODWILL

Goodwill at each year end and the amortization during each year were as follows:

Id N(degree)                Company                          September 30, 2004               September 30, 2003
                                                    -------------------------------------------------------------------
                                                         Amortization       Goodwill      Amortization       Goodwill
                                                          during the        balance        during the        balance
                                                            period                           period
                                                    -------------------------------------------------------------------
                                                             ThCh$           ThCh$            ThCh$            ThCh$

 0-E            RIO DE JANEIRO REFRESCOS LTDA.             2,739,649      55,522,766        2,966,074       55,794,384
 0-E            EMBOTELLADORA DEL ATLANTICO S.A.           2,392,554      36,735,478        2,638,707       44,033,214
 93899000-K     VITAL S.A.                                   464,814         774,690                0        1,236,832
                                                    -------------------------------------------------------------------
                Total                                      5,597,017      93,032,934        5,604,781      101,064,430


NOTE 17 - INTANGIBLES
---------------------

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS
--------------------------------

Other long term assets at each end of period were as follows:

                                                                      September 30,
                                                             ----------------------------
                                                                   2004          2003
                                                             ----------------------------
                                                                   ThCh$         ThCh$
Bonds:
         Petroleos Mexicanos                                    14,266,544    14,373,092
         Celulosa Arauco S.A.                                   13,837,924     9,760,908
         Compania Manufacturera de Papeles y Cartones S.A.      11,460,844     6,881,510
         Enap S.A.                                              11,047,740             0
         Bono Soberano Mexico                                   11,878,903     6,765,821
         Bono Soberano Chile                                     8,803,890             0
         Banco Santander Santiago S.A.                           8,584,269     9,497,361
         Endesa S.A.                                             9,357,953     6,866,310
         Telefonos de Mexico S.A.                                6,786,854     3,471,151
         Codelco                                                 3,378,910             0
         Banco Sudamericano                                      3,107,490     3,455,576
         Enersis S.A.                                                    0     7,449,997
         Chilgener S.A.                                                  0    16,728,811

Time Deposits Deutsche Bank AG.                                 49,393,264    56,082,472
CLN Enersis Euros - DeutscheBank                                11,608,318             0
CLN Endesa - DeutscheBank                                        6,174,689     6,808,666
CLN Cemex - DeutscheBank                                         5,268,470     5,809,320
CLN GMAC - DeutscheBank                                          1,973,474             0
CLN Ford - DeutscheBank                                          1,827,291             0

Judicial Deposits (Brazil)                                       9,733,416     1,417,490
Others                                                           1,124,367     1,407,527
Prepaid expenses                                                 1,899,866     2,148,928
Issuance expense and par value difference                        3,586,201     3,836,916
Non-operating assets                                             3,283,997     1,567,907
Recoverable taxes                                                   53,429             0
Cross Currency Swap Effect                                      10,897,105     4,142,393
                                                             ----------------------------
Total                                                          209,335,208   168,472,156

NOTE 19 - SHORT-TERM BANK LIABILITIES

a) Short- term bank liabilities were as follows:

                                                Currency or indexation
                                                       adjustment
                     -------------------------------------------------------------------------------
Bank                        US Dollars         Other foreign currencies        Non-indexed Ch$                    TOTAL
                     ------------------------------------------------------------------------------------------------------------
                           September 30,              September 30,               September 30,               September 30,
                     ------------------------------------------------------------------------------------------------------------
                         2004       2003           2004         2003          2004          2003           2004          2003
                     ------------------------------------------------------------------------------------------------------------
                         ThCh$      ThCh$          ThCh$        ThCh$         ThCh$         ThCh$          ThCh$         ThCh$
DEUTSCHE BANK        16,562,420          0              0            0          0             0         16,562,420             0
BANCO ITAU                    0          0              0       15,743          0             0                  0        15,743
BANCO SANTANDER               0          0              0            0          0     6,801,087                  0     6,801,087
BBVA BANCO FRANCES            0          0      2,085,394            0          0             0          2,085,394             0
Others                        0          0              0            0          0             0                  0             0
                     ------------------------------------------------------------------------------------------------------------
Total                16,562,420          0      2,085,394       15,743          0     6,801,087         18,647,814     6,816,830
Principal due        16,440,300          0      2,042,603       15,743          0     6,739,055         18,482,903     6,754,798
Average annual
interest rate              1.87%                     7.80%       20.50%                    3.84%


b)   Long term bank liabilities current portion:

                                            Currency or Indexation Adjustment
                                  ------------------------------------------------------
 Bank or Financial Institution            US Dollars            Other foreign currencies            TOTAL
                                  ---------------------------------------------------------------------------------
                                         September 30,                September 30,              September 30,
                                  ---------------------------------------------------------------------------------
                                       2004         2003           2004          2003          2004        2003
                                  ---------------------------------------------------------------------------------
                                       ThCh$        ThCh$         ThCh$         ThCh$          ThCh$       ThCh$
BANCO BOSTON                                 0            0       163,182       272,373       163,182      272,373
BANCO BRADESCO                               0            0         8,029       486,708         8,029      486,708
BANCO ITAU                                   0            0       349,626       161,688       349,626      161,688
BANCO SANTANDER                              0            0       300,644        61,131       300,644       61,131
DEXIA BANK BELGIUM                     405,028      427,277             0             0       405,028      427,277
Others                                       0            0             0             0             0            0
                                  ---------------------------------------------------------------------------------
Total                                  405,028      427,277       821,481       981,900     1,226,509    1,409,177
Principal due                       48,712,000   53,723,642       721,298       840,709    49,433,298   54,564,351
Annual average
interest rate                             6.51%        6.51%        13.50%        15.56%

NOTE 20 - OTHER CURRENT LIABILITIES
-----------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

Long - term bank liabilities were as follows:

                                                              Years to Maturity
                                       ------------------------------------------------------------------
Bank or Financial
Institution           Currency          More than 1    More than 2     More than    More than       More
                                          up to 2        up to 3       3 up to 5    5 up to 10    than 10


                                       ------------------------------------------------------------------
                                           ThCh$         ThCh$           ThCh$        ThCh$        ThCh$

BANCO BRADESCO       Other Currencies             0              0             0            0          0
BANCO ITAU           Other Currencies       123,200              0             0            0          0
BANCO BOSTON         Other Currencies             0        179,737             0            0          0
BANCO BOSTON         Other Currencies             0              0        23,726            0          0
BANCO SANTANDER      Other Currencies             0              0       872,099            0          0
DEXIA BANK BELIGIUM  US Dollars          48,712,000              0             0            0          0
                                       ------------------------------------------------------------------
                     Total               48,835,200        179,737       895,825            0          0




Bank or Financial
Institution           Currency          Total long   Average annual   Total long
                                          term at    interest rate     term at
                                       September 30,                 September 30,
                                           2004                          2003
                                       -------------------------------------------
                                           ThCh$                         ThCh$


BANCO BRADESCO       Other Currencies             0                       12,114
BANCO ITAU           Other Currencies       123,200          13.50%      578,851
BANCO BOSTON         Other Currencies       179,737          1.550%      346,254
BANCO BOSTON         Other Currencies        23,726          16.02%       30,188
BANCO SANTANDER      Other Currencies       872,099          15.60%    1,223,583
DEXIA BANK BELIGIUM  US Dollars          48,712,000           6.51%   53,723,641
                                       -------------                --------------
                     Total               49,910,762                   55,914,631

NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)
------------------------------------------------------------------------

Details of bonds payable are as follows:


Instrument subscription                         Nominal                     Interest                      Interest     Amortization
or ID N(degree)                     Series       Value        Currency        rate     Maturity date        paid          period
-----------------------------------------------------------------------------------------------------------------------------------




Current portion of bonds payable
YANKEE BONDS                          A       32,076,000         US$             7%   October 1, 2027    Half yearly      10 years
YANKEE BONDS                          B        4,000,000         US$         7.625%   October 1, 2027    Half yearly      30 years
Register 254 SVS June 13, 2001        A        2,640,000         UF            6.2%      June 1, 2008    Half yearly     Dec. 2004
Register 254 SVS June 13, 2001        B        3,700,000         UF            6.5%      June 1, 2026    Half yearly     Dec. 2009

Total current maturities

Long term portion of bonds payable
YANKEE BONDS                          A       32,076,000         US$             7%   October 1, 2027    Half yearly      10 years
YANKEE BONDS                          B        4,000,000         US$         7.625%   October 1, 2027    Half yearly      30 years
Register 254 SVS June 13, 2001        A        2,640,000         UF            6.2%      June 1, 2008    Half yearly     Dec. 2004
Register 254 SVS June 13, 2001        B        3,700,000         UF            6.5%      June 1, 2026    Half yearly     Dec. 2009

Total long term maturities


                                                                           Placement in
Instrument subscription                                                      Chile or
or ID N(degree)                                        Par value              abroad
---------------------------------------------------------------------------------------
                                               September     September
                                               30, 2004       30, 2003
                                            ----------------------------


Current portion of bonds payable
YANKEE BONDS                                     683,588        753,918      FOREIGN
YANKEE BONDS                                      92,857        102,411      FOREIGN
Register 254 SVS June 13, 2001                16,513,624     16,307,659        Chile
Register 254 SVS June 13, 2001                   894,520      1,358,515        Chile
                                            ----------------------------
Total current maturities                      18,184,589     18,522,503

Long term portion of bonds payable
YANKEE BONDS                                  19,531,076     21,540,494      FOREIGN
YANKEE BONDS                                   2,435,600      2,686,182      FOREIGN
Register 254 SVS June 13, 2001                30,255,773     41,665,543        Chile
Register 254 SVS June 13, 2001                63,605,886     63,703,517        Chile
                                            ----------------------------
Total long term maturities                   115,828,335    129,595,736

1. Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-     :    Rating according to Fitch Ratings
BBB+   :    Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA-    :    Rating according to Fitch Chile
AA     :    Rating according to Feller & Rate

2. Bond repurchases.

During 2000, 2001 and 2002 Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million, which are presented deducting the long term liability from the bonds payable account.

3. Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for ThUS$75,000 maturing in December 2007 and semiannual interest payments. At September 30, 2004 and 2003, all such bonds are owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

NOTE 23 - PROVISIONS AND WRITE-OFFS
-----------------------------------

Provisions at each end of period were as follows:


                                                                              Short Term                    Long Term
                                                                    ---------------------------------------------------------
                                                                             September 30,                September 30,
                                                                    ---------------------------------------------------------
                                                                          2004          2003           2004          2003
                                                                    ---------------------------------------------------------
                                                                          ThCh$         ThCh$         ThCh$          ThCh$

Accrued liabilities                                                    11,520,521     8,801,198      1,156,877     3,893,411
Lawsuits                                                                2,223,272             0        408,466             0
Vacation provision                                                      1,640,855     2,175,690              0             0
Provision Fixed assets Argentina & Brazil                               1,030,191             0              0             0
Income tax lawsuit exCipet (incl. Interest & arrearages)                1,292,000             0              0             0
Advertising                                                             1,223,190       650,065              0             0
Provision for Transora                                                    609,509             0              0             0
Staff severance indemnities                                               176,887       169,593      2,446,891     2,283,768
Provision PIS/COFINS                                                    3,170,182             0      2,505,868     2,498,598
Taxation on banking transactions & social contribution (Brazil)                 0             0      5,636,669     4,192,545
                                                                    ---------------------------------------------------------
                               Total                                   22,886,607    11,796,546     12,154,771    12,868,322

NOTE 24 - STAFF SEVERANCE INDEMNITIES
-------------------------------------

Movements in the provision for staff severance indemnities were as follows:

                                            2004          2003
                                      -------------------------------
                                            ThCh$          ThCh$

Beginning balance                        2,472,089     2,638,475
Provision for the period                   352,123       280,145
Payments                                  (200,434)     (465,259)
                                      -------------------------------
Ending balance                           2,623,778     2,453,361


NOTE 25 - OTHER LONG-TERM LIABILITIES
-------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10 % of Long-term liabilities.


NOTE 26 - MINORITY INTEREST
---------------------------

                                               September 30,
                                      ------------------------------
                                            2004          2003
                                      ------------------------------
                                            ThCh$         ThCh$
LIABILITIES
Andina Inversiones  Societarias S.A.        50,516        52,693

INCOME STATEMENT
Andina Inversiones  Societarias S.A.        (1,468)       (1,727)

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------

     a)   Movements in shareholders' equity were as follows:

                                                                 September 30, 2004
                                   ----------------------------------------------------------------------------------
                                                 Capital
                                     Paid in   Revaluation      Other      Accumulated     Interim         Net
                                     Capital     Reserve      reserves        Income       Dividends      Income
                                   ----------------------------------------------------------------------------------
                                      ThCh$        ThCh$        ThCh$        ThCh$           ThCh$        ThCh$

Beginning balance                  186,368,767            0    25,478,595    86,808,880    (11,476,192)  15,754,549
Distribution of prior-year income            0            0             0     4,278,357     11,476,192  (15,754,549)
Final Dividend prior-year income             0            0             0    (3,831,784)             0            0
Reserve capitalization and/or
  earnings                                   0            0        17,408             0              0            0
Cumulative translation adjustment            0            0       859,448             0              0            0
Extr. dividend against                       0            0             0   (31,931,531)             0            0
  accumulated income
Capital revalued                             0    3,541,007       484,093     1,015,391        (38,318)           0
Income for the period                        0            0             0             0              0   24,001,849
Interim dividends                            0            0             0             0     (7,663,567)           0
                                   ----------------------------------------------------------------------------------
Ending balance                     186,368,767    3,541,007    26,839,544    56,339,313     (7,701,885)  24,001,849
Price-level restated balances



                                                                 September 30, 2003
                                   ----------------------------------------------------------------------------------
                                                 Capital
                                     Paid in   Revaluation      Other      Accumulated     Interim         Net
                                     Capital     Reserve      reserves        Income       Dividends      Income
                                   ----------------------------------------------------------------------------------
                                      ThCh$        ThCh$        ThCh$        ThCh$           ThCh$        ThCh$

Beginning balance                  184,523,532            0    59,566,090   103,658,528    (11,644,791)  33,021,268
Distribution of prior-year income            0            0             0    21,376,477     11,644,791  (33,021,268)
Final Dividend prior-year income             0            0             0             0              0            0
Reserve capitalization and/or
  earnings                                   0            0             0             0              0            0
Cumulative translation adjustment            0            0   (16,631,167)            0              0            0
Extr. dividend against                       0            0             0   (39,754,756)             0            0
  accumulated income
Capital revalued                             0    2,214,282       714,792     1,659,437         (3,832)           0
Income for the period                        0            0             0             0              0    8,400,027
Interim dividends                            0            0             0             0     (7,663,567)           0
                                   ----------------------------------------------------------------------------------
Ending balance                     184,523,532    2,214,282    43,649,715    86,939,686     (7,667,399)   8,400,027
Price-level restated balances      187,475,909    2,249,711    44,348,110    88,330,721     (7,790,077)   8,534,427

b)   Number of shares at September 30, 2004:

Series         Subscribed Shares         Paid in shares      Number of shares
                                                            with voting rights

A                     380,137,271           380,137,271            380,137,271
B                     380,137,271           380,137,271            380,137,271

c)   Capital at September 30, 2004:

Series        Subscribed Capital        Paid in Capital
                           ThCh$                  ThCh$

A                     93,184,383             93,184,383
B                     93,184,384             93,184,384

d)   Other reserves:

Other reserves at each end of period were as follows:

                                                   September 30,
                                          --------------------------------
                                               2004            2003
                                          --------------------------------
                                               ThCh$             ThCh$
Reserve for cumulative translation
  adjustments (1)                           25,873,781        43,400,660
Reserve for technical reappraisal of
  property, plant and equipment                 78,331           154,190
Other                                          887,432           793,260
                                          --------------------------------
Total                                       26,839,544        44,348,110


(1) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

                                                                          Foreign exchange gains
                                                                             generated during
                                                                                the period
                                                                        --------------------------
                                                        Balance                                             Balance
Subsidiary                                         January 1, 2004             Investment             September 30, 2004
                                            -------------------------------------------------------------------------------------
                                                        ThCh$                     ThCh$                       ThCh$
Rio de Janeiro Refrescos Ltda.                       15,252,607                  569,095                   15,821,702
Embotelladora del Atlantico S. A.                     9,761,726                  290,353                   10,052,079
                                            -------------------------------------------------------------------------------------
Total                                                25,014,333                  859,448                   25,873,781


Approved and paid dividends

Dividends paid in 2004

                                 Dividend N(degree)      Month paid         Type of dividend     Ch$ per share    Ch$ per share
                                -------------------------------------------------------------------------------------------------
                                                                                                    Series A         Series B
                                                                                                ---------------------------------
                                     139           January      Interim (approved in 2003)             4.80             5.28
                                     140            April                  Final                       4.80             5.28
                                     141             May                   Final                      40.00            44.00
                                     142             July       Interim (approved in 2003)             4.80             5.28

Dividends approved in 2004

                                 Dividend N(degree)      Month paid         Type of dividend        Ch$ per share   Ch$ per share
                                ---------------------------------------------------------------------------------------------
                                                                                               Series A         Series B
                                                                                            ---------------------------------
                                     143           October                Interim                      4.80             5.28

Dividends paid in 2003

                                 Dividend N(degree)      Month paid         Type of dividend     Ch$ per share    Ch$ per share
                                -------------------------------------------------------------------------------------------------
                                                                                                    Series A         Series B
                                                                                                ---------------------------------
                                     134           January      Interim (approved in 2002)             4.80             5.28
                                     135            April                  Final                       4.80             5.28
                                     136             May                   Final                      45.00            49.50
                                     137             July                 Interim                      4.80             5.28

Dividends approved in 2003

                                 Dividend N(degree)      Month paid         Type of dividend     Ch$ per share    Ch$ per share
                                -------------------------------------------------------------------------------------------------
                                                                                                    Series A         Series B
                                                                                                ---------------------------------
                                     138           October                Interim                      4.80             5.28

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES
-------------------------------------------------

                                                                         September 30,
                                                                   --------------------------
                                                                       2004         2003
                                                                   --------------------------
                                                                      ThCh$        ThCh$
Other non-operating income during the period was as follows:

Gain on sale of plant, property and equipment                           207,384      471,310
Other income                                                             68,752      290,644
Lease of property (offices)                                              22,725            0
Gain on sale of other fixed assets                                       11,397            0
Adjustment for provision restatement                                          0    2,227,986
Translation of Financial Statements                                           0    4,353,078
                                                                   --------------------------

                              Total                                     310,257   7,343,018

Other non-operating expenses during the period was as follows:

Provision for recoverable taxes-Brazil                                (127,624)            0
Provision for lawsuits                                              (2,631,738)    (582,518)
Provision income tax lawsuit exCipet                                (1,292,000)            0
Provision loss of investment in Transora                              (609,509)            0
Translation of Financial Statements (1)                               (323,142)            0
Loss on sale of property, plant and equipment                         (273,741)    (235,150)
Obsolescence and write-offs of property, plant and equipment        (1,030,191)     (93,058)
Provision loss of investment in Centralli                              (68,490)            0
Staff severance indemnities EDASA                                      (32,405)     (49,787)
Others                                                                        0    (875,557)
                                                                   --------------------------

                              Total                                 (6,388,840)  (1,836,070)


(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N(degree)64 issued by the Chilean Institute of Accountants.

NOTE 29 - PRICE-LEVEL RESTATEMENT
---------------------------------

Price-level restatement for each end of period was as follows:

                                                 September 30,    September 30,
                                                     2004             2003
                                                -------------------------------
                                                    ThCh$             ThCh$

Assets (charges) credits              Index
------------------------              -----
Inventories                             CPI          218,317        (218,262)
Property, plant and equipment           CPI        1,480,973         958,977
Investments in related companies        CPI        2,880,333       2,390,590
Recoverable taxes                       CPI            1,248           2,342
Current assets                          UF                 0           1,837
Current assets                          CPI               68          78,859
Notes receivable related companies      UF           393,821         369,962
Notes receivable related companies      CPI          452,344         276,787
Other non-monetary assets               UF            14,279               0
Other non-monetary assets               CPI        7,655,063       4,525,609
Expense and cost accounts               CPI        2,059,607         722,410
                                                -------------------------------
Total credits                                     15,156,053       9,109,111


Liabilities (charges)
---------------------
Shareholders' equity                    CPI       (5,002,173)     (4,658,034)
Short-term liabilities                  UF        (2,393,138)     (2,017,396)
Short-term liabilities                  CPI       (1,468,528)       (766,231)
Long-term liabilities                   CPI       (3,607,802)     (2,801,670)
Price-level restatement of income       CPI       (2,460,466)       (862,752)
                                                -------------------------------
Total (charges)                                  (14,932,107)    (11,106,083)

Price-level restatement gain (loss)                  223,946      (1,996,972)

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES
---------------------------------------

Assets - (charges) credits                                  Currency      September 30, 2004        September 30, 2003
                                                           -----------------------------------------------------------
Cash                                                         US$                      17,184                 (157,088)
Time deposits                                                US$                           0                 (721,145)
Marketable securities                                        US$                    (315,768)                (350,624)
Trade account receivables                                    US$                           0                      (10)
Other receivables                                            US$                      19,358                    9,697
Notes and accounts receivable from related companies         US$                   1,132,500               (4,912,325)
Inventories                                                  US$                      20,656                   57,441
Other current assets                                         US$                     583,456                  164,587
Investments in related companies                             US$                           0                  (67,390)
Other assets - Other                                         US$                   1,055,980              (14,966,327)
Exchange rate difference expense account                     US$                           0                  (35,954)
                                                                       -----------------------------------------------
         Total (charges) credits                                                   2,513,366              (20,979,138)

Liabilities - (charges) credits
-------------------------------
Short term bank liabilities                                  US$                   1,237,870                        0
Bonds payable                                                US$                     129,186                  460,371
Accounts payable                                             US$                     (20,509)                   6,140
Provisions                                                   US$                       7,675                  (30,150)
Other current liabilities                                    US$                    (627,662)                  68,399
Exchange rate difference income account                      US$                     (97,660)                       0
Bonds payable-long term                                      US$                    (137,730)               2,428,763
Notes and accounts payable related companies                 US$                           0                  715,740
                                                                       -----------------------------------------------
         Total credits                                                               491,170                3,649,263
                                                                       -----------------------------------------------
 Foreign exchange gain (loss) on income                                            3,004,536              (17,329,875)

NOTE 31 - EXTRAORDINARY ITEMS
-----------------------------

There were no extraordinary items in 2004 and 2003.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES
--------------------------------------------------------------

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$ 1,352,280. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2004 amounted to ThCh$ 120,347 (ThCh$ 113,453 in 2003).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS
----------------------------------------------

Financing and investing activities not generating cash flows during each year, but which affect future cash flows, were as follows:

                                                    September 30, 2004    Maturity Date    September 30, 2003    Maturity Date
                                                   -----------------------------------------------------------------------------
                                                           ThCh$                                  ThCh$
Expenses
Yankee bond interest                                         (776,445)     Oct. 1, 2004             (856,328)      Oct. 1, 2003
Dividend payments                                          (3,831,784)    Oct. 28, 2004           (3,893,093)     Oct. 29, 2003
Additions to property, plant and equipment                    (55,530)    Oct. 31, 2004             (101,635)     Nov. 29, 2003
Additions to property, plant and equipment                 (2,685,533)    Nov. 30, 2004             (446,428)     Nov. 29, 2003
Local bond interest                                        (3,544,332)     Dec. 1, 2004           (3,772,602)      Dec. 1, 2003
Capital amortization local bonds                           (5,672,957)     Dec. 1, 2004           (5,681,665)      Dec. 1, 2003
                                                   --------------------                     ------------------
Total expenses                                            (16,566,581)                           (14,751,751)
                                                   --------------------                     ------------------

Income
Interest Long Term Bonds                                      277,811     Oct. 11, 2004              306,393      Oct. 14, 2003
Sale of property, plant and equipment                          44,228     Nov. 14, 2004               47,701      Nov. 14, 2003
Interest Long Term Bonds                                      393,882     Nov. 19, 2004              113,324      Nov. 17, 2003
Tax Return                                                    127,952     Nov. 30, 2004                    -
Interest Long Term Bonds                                      597,864     Dec. 15, 2004              572,178      Dec. 15, 2003
Interest Long Term Bonds                                    1,537,621     Jan. 15, 2005            1,721,715      Jan. 15, 2004
Interest Long Term Bonds                                      250,410     Mar. 15, 2005              276,173      Mar. 15, 2004
Interest Long Term Time deposit Deutsche Bank               3,014,512      Aug 18, 2005            3,361,085      Aug. 17, 2004
                                                   --------------------                     -------------------
Total Income                                                6,244,280                              6,398,569
                                                   --------------------                     -------------------
Total Net                                                 (10,322,301)                            (8,353,182)

NOTE 34 - DERIVATIVE CONTRACTS
------------------------------

Derivative contracts at September 30, 2004 were as follows:

                                                                             Position
                                                                             purchase/
Derivative Contract     Value     Maturity Period         Specific Item         sale             Hedged item or transaction
---------  --------  ----------   ---------------      -------------------   ---------    --------------------------------------
                        ThCh$                                                                 Concept                   Amount
                                                                                          --------------------------------------
                                                                                                                          ThCh$
SWAP       CCTE      9,862,650    III QUARTER 2004    Currency exchange US$      P        Investments                 9,862,650
SWAP       CCPE        142,711    IV  QUARTER 2004    Currency exchange US$      S        Long term bonds in US$        142,711
SWAP       CCPE        277,811    IV  QUARTER 2004    Currency exchange US$      S        Long term bonds in US$        277,811
SWAP       CCPE        224,532    IV  QUARTER 2004    Currency exchange US$      S        Long term bonds in US$        224,532
SWAP       CCPE        151,559    IV  QUARTER 2004    Currency exchange US$      S        Long term bonds in US$        151,559
SWAP       CCPE      2,625,881    IV  QUARTER 2004    Currency exchange US$      S        Long term bonds in US$      2,625,881
SWAP       CCPE        194,087    I   QUARTER 2005    Currency exchange US$      S        Long term bonds in US$        194,087
SWAP       CCPE        319,060    I   QUARTER 2005    Currency exchange US$      S        Long term bonds in US$        319,060
SWAP       CCPE        235,949    I   QUARTER 2005    Currency exchange US$      S        Long term bonds in US$        235,949
SWAP       CCPE        125,586    I   QUARTER 2005    Currency exchange US$      S        Long term bonds in US$        125,586
SWAP       CCPE        134,719    I   QUARTER 2005    Currency exchange US$      S        Long term bonds in US$        134,715
SWAP       CCPE        115,691    I   QUARTER 2005    Currency exchange US$      S        Long term bonds in US$        115,691
SWAP       CCPE        234,046    I   QUARTER 2005    Currency exchange US$      S        Long term bonds in US$        234,046
SWAP       CCPE      6,089,000    II  QUARTER 2005    Currency exchange US$      S        Long term bonds in US$      6,089,000
SWAP       CCPE      5,181,511    IV  QUARTER 2005    Currency exchange US$      S        Long term bonds in US$      5,181,511
SWAP       CCPE      3,044,500    I   QUARTER 2006    Currency exchange US$      S        Long term bonds in US$      3,044,500
SWAP       CCPE      3,044,500    I   QUARTER 2007    Currency exchange US$      S        Long term bonds in US$      3,044,500
SWAP       CCPE      3,044,500    III QUARTER 2007    Currency exchange US$      S        Long term bonds in US$      3,044,500
SWAP       CCPE     45,667,500    IV  QUARTER 2007    Currency exchange US$      S        Long term bonds in US$     45,667,500
SWAP       CCPE      9,133,500    II  QUARTER 2008    Currency exchange US$      S        Long term bonds in US$      9,133,500
SWAP       CCPE      6,089,000    II  QUARTER 2008    Currency exchange US$      S        Long term bonds in US$      6,089,000
SWAP       CCPE      3,044,500    II  QUARTER 2008    Currency exchange US$      S        Long term bonds in US$      3,044,500
SWAP       CCPE      6,089,000    III QUARTER 2008    Currency exchange US$      S        Long term bonds in US$      6,089,000
SWAP       CCPE      8,652,469    III QUARTER 2008    Currency exchange US$      S        Long term bonds in US$      8,652,469
SWAP       CCPE      6,089,000    I   QUARTER 2013    Currency exchange US$      S        Long term bonds in US$      6,089,000
FR         CCTE      7,107,710    IV  QUARTER 2004    Currency exchange US$      P        Long term bonds in US$      7,107,710


                     Hedge item
Derivative Contract     value           Effect on Assets/liabilities                   Effect on income
---------  --------  ---------------------------------------------------------------------------------------------
                        ThCh$                Item                           Amount        Realized     Unrealized
                                  --------------------------------------------------------------------------------
                                                                            ThCh$           ThCh$

SWAP       CCTE      9,896,927    Other current assets and liabilities    9,504,863              0      392,064
SWAP       CCPE         95,141    Other Current Assets                       76,561         18,580            0
SWAP       CCPE        262,377    Other Current Assets                      219,715         42,662            0
SWAP       CCPE        133,472    Other Current Assets                      116,881         16,591            0
SWAP       CCPE         87,568    Other Current Assets                       77,955          9,613            0
SWAP       CCPE      1,371,294    Other Current Assets                    1,536,361       (165,087)           0
SWAP       CCPE         81,948    Other Current Assets                       71,175         10,773            0
SWAP       CCPE        129,396    Other Current Assets                      112,692         16,704            0
SWAP       CCPE         85,689    Other Current Assets                       80,310          5,379            0
SWAP       CCPE         46,048    Other Current Assets                       40,104          5,944            0
SWAP       CCPE         11,227    Other Current Assets                        8,821          2,406            0
SWAP       CCPE          9,641    Other Current Assets                        7,555          2,086            0
SWAP       CCPE         27,401    Other Current Assets                       22,486          4,915            0
SWAP       CCPE      6,089,000    Other Current Assets                    5,016,532      1,072,468            0
SWAP       CCPE      5,181,511    Other Current Assets                    4,268,882        912,629            0
SWAP       CCPE      3,044,500    Other Current Assets                    2,508,266        536,234            0
SWAP       CCPE      3,044,500    Other Current Assets                    2,508,266        536,234            0
SWAP       CCPE      3,044,500    Other Current Assets                    2,509,129        535,371            0
SWAP       CCPE     45,667,500    Other Current Assets                   45,139,075        528,425            0
SWAP       CCPE      9,133,500    Other Current Assets                    7,524,799      1,608,701            0
SWAP       CCPE      6,089,000    Other Current Assets                    5,016,532      1,072,468            0
SWAP       CCPE      3,044,500    Other Current Assets                    2,509,129        535,371            0
SWAP       CCPE      6,089,000    Other Current Assets                    5,094,371        994,629            0
SWAP       CCPE      8,652,469    Other Current Assets                    7,128,492      1,523,977            0
SWAP       CCPE      6,089,000    Other Current Assets                    5,018,990      1,070,010            0
FR         CCTE      6,801,413    Other Current Assets                    6,801,413              0     (306,297)



NOTE 35 - CONTINGENCIES AND RESTRICTIONS
----------------------------------------

a.   Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The company's legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

2) Embotelladora del Atlantico S.A. faces loss contingencies with a probability of occurrence ranging from likely to remote, amounting to ThUS$10,050.

3) RJR faces loss contingencies with a probability of occurrence ranging from likely to remote, amounting to ThUS$ 64,321.

4) The Company and its subsidiaries have carried out sufficient provisions over lawsuits that might cause probable losses.

b.   Restrictions

The bond issue and placement in the US market for US$350 million is not subject to covenants or financial ratios and limit restrictions.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times. Financial debt includes; (i) short-term bank liabilities, (ii) current portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes, (iv) current portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

The Company must retain and may not sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to the Company by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company as long as the referred territory represents more than 40% of the Company's consolidated operating cash flows.

c.   Direct guarantees

Guarantees at September 30, 2004 were as follows:


       Guarantee creditor                           Debtor                     Guarantee receipt            Assets involved
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Book
                                              Name                 Relation                           Type           value
                                 --------------------------------------------------------------------------------------------

ILUSTRE MUNICIPALIDAD DE RENCA   EMBOTELLADORA ANDINA S.A.      Parent        Guarantee       Guarantee receipt            0
                                                                company       receipt

UNIAO FEDERAL                    RIO DE JANEIRO REFRECOS        Subsidiary    Mortgage        Real Estate - CABO      67,781
                                                                                              FRIO RJ
PODER JUDICIAL                   RIO DE JANEIRO REFRESCOS       Subsidiary    Judicial        Long Term Asset      11,487,049
                                                                              deposit         judicial deposit
ADUANA  DE BUENOS AIRES          EMBOTELLADORA DEL ATLANTICO    Subsidiary    Guarantee       Resin temporary        259,411
                                 S.A.                                         insurance       import
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary    Guarantee       Resin temporary        178,728
                                 S.A.                                         insurance       import
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary    Guarantee       Resin temporary        179,749
                                 S.A.                                         insurance       import
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary    Guarantee       Resin temporary        181,792
                                 S.A.                                         insurance       import
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary    Guarantee       Resin temporary        202,218
                                 S.A.                                         insurance       import
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary    Guarantee       Resin temporary        327,021
                                 S.A.                                         insurance       import
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary    Guarantee       Resin temporary        325,387
                                 S.A.                                         insurance       import
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary    Guarantee       Resin temporary        326,817
                                 S.A.                                         insurance       import
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary    Guarantee       Resin temporary        326,817
                                 S.A.                                         insurance       import



       Guarantee creditor                           Debtor                     Balances pending at end of period
------------------------------------------------------------------------------------------------------------------
                                                                               September  September   September
                                              Name                Relation      30, 2003   30, 2004    30, 2005
                                 ---------------------------------------------------------------------------------
ILUSTRE MUNICIPALIDAD DE RENCA   EMBOTELLADORA ANDINA S.A.      Parent            0              0     141,910
                                                                company

UNIAO FEDERAL                    RIO DE JANEIRO REFRECOS        Subsidiary      277         58,683           0

PODER JUDICIAL                   RIO DE JANEIRO REFRESCOS       Subsidiary        0              0           0

ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary        0              0           0
                                 S.A.
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary        0              0           0
                                 S.A.
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary        0              0           0
                                 S.A.
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary        0              0           0
                                 S.A.
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary        0              0           0
                                 S.A.
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary        0              0           0
                                 S.A.
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary        0              0           0
                                 S.A.
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary        0              0           0
                                 S.A.
ADUANA DE BUENOS AIRES           EMBOTELLADORA DEL ATLANTICO    Subsidiary        0              0           0
                                 S.A.

NOTE 36 - GUARANTEES FROM THIRD PARTIES
---------------------------------------

Guarantees from third parties at September 30, 2004 were as follows:


      Guarantor                    Type of Guarantee                 Amount     Currency      Transaction
-----------------------------------------------------------------------------------------------------------------------------------

Casa, Elio                             Mortgage                      357,720       A$    Distributor credit
RJ FEIJOO                          Seguro de Caucion                 296,764       A$    Supplier
Loss, Juan Nelson                      Mortgage                      250,000       A$    Distributor credit
Lopez, Nicanor                         Mortgage                      187,803       A$    Distributor credit
Dean Funes Refrescos                   Mortgage                      178,860       A$    Distributor credit
Lopez, Hnos                            Mortgage                      178,860       A$    Distributor credit
Bachiecca, Ruben                       Mortgage                      149,050       A$    Distributor credit
Cruz del Eje Refrescos                 Mortgage                      149,050       A$    Distributor credit
Romagnoli, Daniel                      Mortgage                      149,050       A$    Distributor credit
Ismael Hermanos                        Mortgage                      146,069       A$    Distributor credit
CONSTRUCCIONES ESP.CBA.            Seguro de Caucion                 128,987       A$    Supplier
Esteban Riego                      Seguro de Caucion                 109,543       A$    Supplier
Tahan, Julio e Hijos                   Mortgage                       74,525       A$    Distributor credit
T.I.A. INOX                        Seguro de Caucion                  66,000       A$    Supplier
ING. GASTRONOMICA                  Seguro de Caucion                  56,087       A$    Supplier
IC CONSTRUCCIONES                  Seguro de Caucion                  43,672       A$    Supplier
R.C. IN SRL                        Seguro de Caucion                   2,432       A$    Supplier
Soc. Las Nipas                         Policy                          6,971      U.F.   Advertising Agreement
Soc. Com. Itahue Ltda.                 Policy                          5,000      U.F.   Advertising Agreement
Soc. Administradora Plaza Cent.        Policy                          3,076      U.F.   Advertising Agreement
Mateos S.A.                            Policy                          2,743      U.F.   Advertising Agreement
Comercial Cafe Mokka                   Policy                          2,000      U.F.   Advertising Agreement
Santa Martina S.A.                     Policy                          1,787      U.F.   Advertising Agreement
Com. Prod. Alimenticio                 Policy                          1,600      U.F.   Advertising Agreement
Est. Servicio Ruta 86                  Policy                          1,534      U.F.   Advertising Agreement
Servicios Bravissimo                   Policy                          1,533      U.F.   Advertising Agreement
Rupanco Limitada                       Policy                          1,270      U.F.   Advertising Agreement
Restaurantes Americanos                Policy                          1,246      U.F.   Advertising Agreement
Balthus Vitacura                    Promissory Note                    1,000      U.F.   Advertising Agreement
Inversiones La Piccola Italiana        Policy                          1,000      U.F.   Advertising Agreement
Soc. de Restaurantes Tuesday           Policy                          1,000      U.F.   Advertising Agreement
Menu Express                           Policy                            947      U.F.   Advertising Agreement
C.CH. De la Construccion               Policy                            912      U.F.   Advertising Agreement
Restaurant Don Carlos                  Policy                            893      U.F.   Advertising Agreement
Johnson Comunicaciones                 Policy                            890      U.F.   Advertising Agreement
Publicidad Y Alimentos                 Policy                            885      U.F.   Advertising Agreement
Inmobiliaria Brutus Limitada           Policy                            875      U.F.   Advertising Agreement
Empresa KHS                            Receipt                       214,800      US$    Guaranty on machinery acquired
Destur S.A.                            Policy                         60,000      US$    Advertising Agreement
Soc.Rest.Tuesday                       Policy                         45,000      US$    Advertising Agreement
Soc. de Restaurantes Tuesday           Policy                         30,000      US$    Advertising Agreement
Tuesday Ltda.                          Policy                         30,000      US$    Advertising Agreement
Tuesday Ltda.                          Policy                         30,000      US$    Advertising Agreement
Soluziona Chile S.A.                   Receipt                        16,798      US$    Systems
RUSSEL  W. COFFIN                  Letter of credit               30,901,925      US$    Acquisition Nitvitgov Refrigerantes S.A.
CONFAB                                 Mortgage                   30,000,000      US$    Acquisition Rio de Janeiro Refrescos Ltda.
Area Distributors                  Mortgage/Pledge                 2,088,554      US$    Distributor credit
Several Clients                        Deposit                       316,651      US$    Guaranty on bottles

NOTE 37 - LOCAL AND FOREIGN CURRENCY
------------------------------------

a. Assets at each year - end were composed of local and foreign currencies as follows:

                                                   September 30,  September 30,
                                                       2004           2003
                                                   ----------------------------
Caption                          Currency             Amount         Amount
Current Assets                                        ThCh$          ThCh$

Cash                             Non-indexed Ch$     2,284,847      2,476,412
                                 US$                 1,404,970     10,895,556
                                 $AR                   940,613      1,089,323
                                 $R                  1,274,855        838,298
Time Deposits                    $AR                       145            164
                                 $R                          0     11,522,122
Marketable securities            Non-indexed Ch$    10,174,797      4,212,336
                                 US$                 7,946,185     27,713,555
                                 $AR                         1              0
Trade accounts receivable        Non-indexed Ch$    12,477,772     11,940,210
                                 US$                    73,213      1,312,598
                                 $AR                 3,120,382      1,458,672
                                 $R                  6,394,242      5,791,351
Notes receivable                 Non-indexed Ch$     4,909,833      6,752,164
                                 $AR                   294,216        215,366
                                 $R                  1,253,109      1,152,614
Other receivables                Non-indexed Ch$      2,879,411      2,479,895
                                 US$                   588,794        108,432
                                 $AR                   326,329        563,529
                                 $R                  3,686,204      3,433,778
Notes receivable from
related companies                US$                         0        242,138
                                 $AR                         0        310,956
                                 $R                     29,027      1,565,867
Inventories                      Non-indexed Ch$             0      1,721,008
                                 Indexed Ch$         7,876,072      7,652,286
                                 US$                 1,131,751      5,364,786
                                 $AR                 8,781,708      4,144,815
                                 $R                  6,292,335      6,951,680
Recoverable taxes                Non-indexed Ch$       616,921        572,780
                                 Indexed Ch$            54,486              0
                                 $AR                   964,034      1,714,384
                                 $R                  3,402,514        979,346
Prepaid expenses                 Non-indexed Ch$     1,539,385      1,629,598
                                 Indexed Ch$            63,905         77,538
                                 US$                   151,870        162,396
                                 $AR                    63,382        319,225
                                 $R                    358,854        576,649
Deferred income taxes            Non-indexed Ch$             0        547,637
                                 $AR                   183,087              0
Other current assets             Non-indexed Ch$     2,017,823      2,182,920
                                 US$                 2,335,255      1,631,984
                                 $AR                 1,239,707      1,195,574
                                 $R                    736,251        532,819

Property, plant & equipment
Property, plant & equipment      Indexed Ch$        67,734,099     71,025,790
                                 US$                96,341,354    118,004,290

Other assets
Investment in related companies  Indexed Ch$        17,465,671     16,789,727
                                 US$                 1,759,666      3,507,198
Investment in other companies    US$                    55,304        689,096
Goodwill                         Non-indexed Ch$       774,690      1,236,833
                                 US$                92,258,244     99,827,597
Long term debtors                $AR                    54,761          1,542
Notes receivable
related companies                Indexed Ch$            83,242         40,246
Intangibles                      US$                 2,935,727      3,236,961
Amortization                     US$                (2,694,623)    (2,825,024)
Other                            Non-indexed Ch$     4,926,575      9,674,885
                                 US$               177,943,327    154,747,547
                                 $AR                 2,479,143      1,470,001
                                 $R                 23,986,163      2,579,723

Total Assets                     Non-indexed Ch$    42,602,054     45,426,678
                                 US$               382,231,037    424,619,110
                                 $AR                18,447,508     12,483,551
                                 $R                 47,413,554     35,924,247
                                 Indexed Ch$        93,277,475     95,585,587

b. Current liabilities at end of period denominated in local and foreign currencies were as follows:


Caption                                                Currency                         Up to 90 days
                                                  --------------------------------------------------------------------------
                                                                         September 30, 2004        September 30, 2003
                                                                      ------------------------------------------------------
                                                                                    Interest                 Interest
                                                                         Amount       Rate         Amount       Rate
                                                                      ------------------------------------------------------
                                                                          ThCh$                    ThCh$

Short term bank liabilities                       Non-Indexed Ch$                0                 6,801,087      3.84%
                                                  US$                   16,562,420       1.87%             0
                                                  $AR                    2,085,394       7.80%             0
                                                  $R                             0                    15,743
Current portion of long term bank liabilities     US$                            0                         0
                                                  $R                             0                         0
Current portion of bonds payable                  Indexed Ch$           17,408,144       6.22%     8,196,733      6.22%
                                                  US$                      776,445       7.07%       856,327      7.07%
Dividends payable                                 Indexed Ch$            6,173,372                 4,056,019
Accounts payable                                  Non-Indexed Ch$       11,433,276                 7,643,551
                                                  Indexed Ch$                    0                   127,506
                                                  US$                    3,845,977                 2,324,289
                                                  $AR                    3,311,439                 4,072,232
                                                  $R                     5,682,548                 5,515,623
                                                  Other currencies           3,307                         0
Other creditors                                   US$                            0                 1,480,631
                                                  $AR                      104,299                    69,834
                                                  $R                     3,589,251                 1,889,551
Notes and accounts payable related companies      Non-Indexed Ch$                0                 6,945,600
                                                  Indexed Ch$            4,152,280                         0
                                                  $AR                            0                   453,696
                                                  $R                             0                         0
Provisions                                        Non-Indexed Ch$       19,633,936                 6,186,621
                                                  US$                      718,230                   275,781
                                                  $AR                          832                    71,337
                                                  $R                             0                         0
Withholdings                                      Non-Indexed Ch$        2,089,389                 3,051,118
                                                  Indexed Ch$              247,808                         0
                                                  US$                            0                         0
                                                  $AR                    1,830,289                 1,424,857
                                                  $R                             0                         0
Income Taxes                                      Non-Indexed Ch$        2,317,005                 1,584,184
                                                  $AR                    1,138,385                 1,078,159
Unearned income                                   Non-Indexed Ch$           69,660                   201,528
Other current liabilities                         Non-Indexed Ch$           10,000                         0
Total current liabilities
                                                  Non-Indexed Ch$       35,553,266                32,413,689
                                                  US$                   21,903,072                 4,937,028
                                                  $AR                    8,470,638                 7,170,115
                                                  $R                     9,271,799                 7,420,917
                                                  Indexed Ch$           27,981,604                12,380,258
                                                  Other currencies           3,307                         0


Caption                                                Currency                    90 days to 1 year
                                                  ------------------------------------------------------------------
                                                                      September 30, 2004       September 30, 2003
                                                                      ----------------------------------------------
                                                                                 Interest                Interest
                                                                      Amount       Rate        Amount      Rate
                                                                      ----------------------------------------------
                                                                       ThCh$                   ThCh$


Short term bank liabilities                       Non-Indexed Ch$             0                       0
                                                  US$                         0                       0
                                                  $AR                         0                       0
                                                  $R                          0                       0
Current portion of long term bank liabilities     US$                   405,028        6.51     427,277       6.51%
                                                  $R                    821,481      13.50%     981,900      13.50%
Current portion of bonds payable                  Indexed Ch$                 0               9,469,443       6.22%
                                                  US$                         0                       0
Dividends payable                                 Indexed Ch$                 0                       0
Accounts payable                                  Non-Indexed Ch$             0                       0
                                                  Indexed Ch$                 0                       0
                                                  US$                         0                 372,436
                                                  $AR                         0                       0
                                                  $R                          0                       0
                                                  Other currencies            0                       0
Other creditors                                   US$                         0                       0
                                                  $AR                    62,036                 100,142
                                                  $R                          0                       0
Notes and accounts payable related companies      Non-Indexed Ch$             0                       0
                                                  Indexed Ch$                 0                       0
                                                  $AR                 1,189,840                       0
                                                  $R                    119,557                 255,991
Provisions                                        Non-Indexed Ch$             0               2,879,310
                                                  US$                         0                       0
                                                  $AR                         0                  62,408
                                                  $R                  2,533,609               2,321,089
Withholdings                                      Non-Indexed Ch$             0                       0
                                                  Indexed Ch$                 0                       0
                                                  US$                         0                  23,149
                                                  $AR                         0                       0
                                                  $R                    471,468               1,571,620
Income Taxes                                      Non-Indexed Ch$             0                       0
                                                  $AR                         0                       0
Unearned income                                   Non-Indexed Ch$             0                       0
Other current liabilities                         Non-Indexed Ch$             0                       0
Total current liabilities
                                                  Non-Indexed Ch$             0               2,879,310
                                                  US$                   405,028                 822,862
                                                  $AR                 1,251,876                 162,550
                                                  $R                  3,946,115               5,130,600
                                                  Indexed Ch$                 0               9,469,443
                                                  Other currencies            0                       0

c.1) Long - term liabilities at September 30, 2004 were composed of local and foreign currencies as follows:

Long-term liabilities at September 30, 2004

Caption                         Currency                   1 to 3 years                  3 to 5 years
-----------------------------------------------------------------------------------------------------------------
                                                                       Average                      Average
                                                         Amount     Interest rate     Amount     Interest rate
                                                   --------------------------------------------------------------
                                                       ThCh$                        ThCh$

 Long term bank liabilities    US$                     48,712,000         15.6%              0
                               R$                         302,937         6.72%        895,825          6.72%
 Bonds payable                 Indexed Ch$             18,995,812          6.4%     11,259,961           6.4%
                               US$                              0                   19,531,076           7.0%
 Other creditors               R$                         177,168                            0
 Provisions                    Indexed Ch$                518,471                            0
                               Non-indexed Ch$             22,397                            0
                               AR$                        606,791                            0
                               R$                       9,035,073                            0
 Deferred income taxes         Non-indexed Ch$            609,700                            0
 Other liabilities             US$                              0                            0
                               R$                         198,818                            0
 Total long term liabilities                                    0                            0
                               Indexed Ch$             19,514,283                   11,259,961
                               Non-indexed Ch$            632,097                            0
                               US$                     48,712,000                   19,531,076
                               AR$                        606,791                            0
                               R$                       9,713,996                      895,825


Caption                         Currency                5 to 10 years                Over 10 years
-----------------------------------------------------------------------------------------------------------------
                                                                    Average                      Average
                                                      Amount     Interest rate     Amount     Interest rate
                                                   --------------------------------------------------------------
                                                    ThCh$                        ThCh$


 Long term bank liabilities    US$                           0                            0
                               R$                            0                            0
 Bonds payable                 Indexed Ch$          18,707,624          6.4%     44,898,262           6.4%
                               US$                           0                    2,435,600         7.625%
 Other creditors               R$                            0                            0
 Provisions                    Indexed Ch$                   0                    1,972,039
                               Non-indexed Ch$               0                            0
                               AR$                           0                            0
                               R$                            0                            0
 Deferred income taxes         Non-indexed Ch$               0                            0
 Other liabilities             US$                   5,249,335                            0
                               R$                    1,616,923                            0
 Total long term liabilities                                 0                            0
                               Indexed Ch$          18,707,624                   46,870,301
                               Non-indexed Ch$               0                            0
                               US$                   5,249,335                    2,435,600
                               AR$                           0                            0
                               R$                    1,616,923                            0


c.2) Long - term liabilities at September 30, 2003 were composed of local and foreign currencies as follows:

Long-term liabilities at September 30, 2003

Caption                         Currency                     1 to 3 years                 3 to 5 years
--------------------------------------------------------------------------------------------------------------
                                                                      Average                      Average
                                                        Amount     interest rate     Amount     interest rate
                                                     ---------------------------------------------------------
                                                         ThCh$                        ThCh$
 Long term bank liabilities    US$                      53,723,641                            0
                               $R                          590,964                    1,600,026
 Bonds payable                 UF                       22,726,650                   22,726,660
                               US$                               0                   21,540,494
 Other creditors               $R                          151,675                       83,117
 Provisions                    Non-indexed Ch$               3,527                            0
                               US$                       1,678,864                            0
                               $AR                         512,934                            0
                               $R                        8,239,409                            0
 Deferred income taxes         Non-indexed Ch$             540,141                            0
 Other liabilities             Non-indexed Ch$                   0                            0
                               $AR                               0                            0
                               $R                          178,345                            0
 Total long term liabilities                                     0                            0
                               US$                      55,402,505                   21,540,494
                               $R                        9,160,393                    1,683,143
                               UF                       22,726,650                   22,726,660
                               Non-indexed Ch$             543,668                            0
                               $AR                         512,934                            0


Caption                         Currency                   5 to 10 years                Over 10 years
-------------------------------------------------------------------------------------------------------------
                                                                    Average                      Average
                                                      Amount     interest rate     Amount     interest rate
                                                     --------------------------------------------------------
                                                       ThCh$                        ThCh$

 Long term bank liabilities    US$                             0                            0
                               $R                              0                            0
 Bonds payable                 UF                              0                   59,915,749
                               US$                             0                    2,686,183
 Other creditors               $R                         41,559                            0
 Provisions                    Non-indexed Ch$                 0                    2,433,588
                               US$                             0                            0
                               $AR                             0                            0
                               $R                              0                            0
 Deferred income taxes         Non-indexed Ch$           386,590                    1,570,468
 Other liabilities             Non-indexed Ch$         5,578,303                            0
                               $AR                     1,142,020                            0
                               $R                              0                            0
 Total long term liabilities                                   0                            0
                               US$                             0                    2,686,183
                               $R                         41,559                            0
                               UF                              0                   59,915,749
                               Non-indexed Ch$         5,964,893                    4,004,056
                               $AR                     1,142,020                            0

NOTE 38 - PENALTIES
-------------------

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS
---------------------------

On October 28, 2004, the interim dividend number 143 was paid out against 2004 earnings:

  a)  Ch$4.80 (four point eighty Chilean pesos) for each series A share; and b)
  B)  Ch$5.28 (five point twenty eight Chilean pesos) for each series B share

No other significant events have occurred between September 30, 2004 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS
--------------------------------------------------

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT
---------------------

The Company has disbursed ThCh$ 319,554 to improve its industrial process, laboratory analysis, environment impact consultancy and other studies. Future commitments, which are all short-term and for the same concepts, amounted to ThCh$ 179,854.

I.   Analysis of Results

Highlights
----------

Operating income amounted to US$20.3 million in the third quarter of 2004, representing a 28.5% increase over the third quarter of 2003. Operating margin was 12.4%.

Sales volume amounted to 84.1 million unit cases, which is 9.5% higher than the third quarter of 2003.

Consolidated EBITDA amounted to US$34.4 million, representing a 15% increase versus the third quarter of 2003. EBITDA margin was 21.1%, 178 basis points higher than that of the same period of the previous year.

Consolidated net income amounted to US$10.2 million, compared to the US$1.6 million generated during the third quarter of 2003.

Consolidated EBITDA reached US$106 million for the nine months ended September 30, 2004, an increase of 22.1% compared to the same period of 2003. EBITDA margin was 21.7%.

(Santiago-Chile, October 29, 2004) -- Embotelladora Andina S.A. ("the Company"
NYSE: AKO/A; AKO/B) announced today its consolidated financial results for the third quarter and nine months ended September 30, 2004.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

"As we approach the end of the year we can state the good results obtained, which satisfies and encourages us to continue improving our business. We are pleased to see that the three countries in which we operate have a very important role in the generation of these results, with more efficient operations and better economic conditions."

CONSOLIDATED SUMMARY
--------------------

Nine Months ended September 30, 2004 vs. Nine Months ended September 30, 2003

Results for the nine months ended September 30, 2004 indicate that this has been a good year, with growth in volumes and margin improvements for the three countries where the Company operates.

Consolidated sales volume amounted to 253.5 million unit cases, which represents an increase of 6.6% compared to the nine months ended September 30, 2003, resulting from the growth in our three franchises which have experienced sales volume increases of 4.2% in Chile, 2.0% in Brazil, and 17.9% in Argentina.

Net sales increased by 4.5% compared to the nine months ended September 30, 2003, amounting to US$489.2 million while cost of sales decreased by 2.2% during the period. This is explained by (i) the average appreciation of the three currencies where the Company operates against the U.S. dollar (the Chilean peso appreciated 13.8%, the Brazilian real 6.6% and the Argentine peso 2.7%), benefiting our dollar-denominated costs; and (ii) the lower raw material prices we paid for certain items related to our cost of production as a result of specific negotiations undertaken with suppliers in these three countries.

Selling, general and administrative expenses increased by 4.1% during the nine months ended September 30, 2004 mainly as a result of higher volumes (distribution and inter-warehouse freights).

Operating income amounted to US$63.4 million an increase of 55.4% compared to the US$40.8 million recorded during the nine months ended September 30, 2003. Operating margin was 13.0%, 424 basis points above the same period of last year.

Consolidated EBITDA amounted to US$106 million, representing an increase of 22.1%. EBITDA margin was 21.7%, which is 312 basis points above the comparable period in the prior year.

Third quarter 2004 vs. Third quarter 2003
-----------------------------------------

Consolidated sales volume in the third quarter of 2004 amounted to 84.1 million unit cases. This is an increase of 9.5% versus the same period of last year. Notably, volume sales grew by 4.3% in Chile, 11.6% in Brazil, and 13.8% in Argentina.

Net sales amounted to US$162.8 million, an improvement of 5.3% compared to the third quarter of the previous year.

Cost of sales increased 2.9%, lower than the increase in volumes, and mainly due to savings in raw materials and the appreciation of the Chilean peso.

Operating income amounted to US$20.3 million, representing an increase of 28.5% compared to the third quarter of 2003. Operating margin was 12.4%, which is an improvement of 224 basis points compared to the nine months ended September 30, 2003.

Consolidated EBITDA amounted to US$34.4 million, an improvement of 15% versus the US$29.9 million obtained during the same period of 2003. EBITDA Margin was 21.2%, representing an improvement of 178 basis points compared to the same period in the prior year.

SUMMARY BY COUNTRY
------------------

Chile

Nine Months ended September 30, 2004 vs. Nine Months ended September 30, 2003
-----------------------------------------------------------------------------

During the nine months ended September 30, 2004 sales volume amounted to 90 million unit cases representing an increase of 4.2% compared to the nine months ended September 30, 2003.

Net income amounted to US$230.7 million, 2.4% higher than the same period of the prior year.

As a result of the foregoing, along with cost efficiencies achieved during the period and an appreciation of the average exchange rate of the Chilean peso versus the U.S. dollar (which reached 13.8% during the period) that benefited our dollar-denominated costs, resulted in operating income during the nine months ended September 30, 2004 of US$48.2 million, a 9.3% increase compared to the nine months ended September 30, 2003. Operating margin was 20.9%, representing an improvement of 131 basis points compared to the nine months ended September 30, 2003.

EBITDA amounted to US$66.2 million, 7.5% higher than the EBITDA reached during the nine months ended September 30, 2003. EBITDA Margin was 28.7% (135 basis points higher than the same period of the prior year).

Third quarter 2004 vs. Third quarter 2003
-----------------------------------------

Sales volume for the third quarter of 2004 amounted to 29.8 million unit cases, representing a 4.3% improvement over the same period of 2003. The important growth of juices and mineral water was a highlight, representing improvements of 10.3% and 8.6%, respectively.

Net sales during the third quarter of 2004 amounted to US$75.5 million, 2.6% higher than the comparable period in the prior year.

Cost of sales amounted to US$45.6 million, an increase of 0.6% (despite the 4.3% increase in volumes) compared to the third quarter of 2003, as a result of the 9.3% average appreciation of the Chilean peso versus the U.S. dollar during the quarter, which benefited our dollar-denominated costs.

Operating income amounted to US$15.5 million, an improvement of 11.1% compared to the third quarter of 2003. Operating margin reached 20.6%, an improvement of 158 basis points.

EBITDA reached US$21.3 million, representing an improvement of 7.5%. EBITDA margin was 28.2%, representing an improvement of 130 basis points compared to the third quarter of 2003.

Brazil

Nine Months ended September 30, 2004 vs. Nine Months ended September 30, 2003
-----------------------------------------------------------------------------

In Brazil we began to see a recovery in domestic demand, and as a result sales volume amounted to 96.7 million unit cases, an improvement of 2% compared to the nine months ended September 30, 2003.

Net sales amounted to US$155.1 million, an improvement of 2.6% compared to the nine months ended September 30, 2003.

Cost of sales decreased 7.6% as a result of improved negotiations for the purchase of raw materials and the average appreciation of 6.6% of the Brazilian real during the period, which benefited our dollar-denominated costs, leading to 9.4% lower cost of sales per unit case when compared with the nine months ended September 30, 2003.

Selling, general and administrative expense amounted to US$44.4 million, representing a 2.8% increase over the comparable period of 2003, mainly due to higher selling and distribution expenses (associated with higher volumes) and increased advertising expenses.

EBITDA amounted to US$26.1 million, representing an increase of 60.5% versus the nine months ended September 30, 2003. EBITDA margin amounted to 16.9%, an improvement of 608 basis points.

Third quarter 2004 vs. Third quarter 2003
-----------------------------------------

Demand improved during the quarter, which, along with our market strategies (product launchings such as "FantaMix", and new formats of 1.75 lt Pet, 1.5 lt Pet and the 200 ml returnable glass bottle, and the initiation of market segmentation) and better weather conditions, allowed us to reverse the 2.2% volume decrease experienced during the first half of 2004. Volume sales grew 11.6% during the third quarter of 2004.

At the end of August we successfully finalized the franchise swap of Governador Valadares (State of Minas Gerais), getting back in compensation the right to distribute our products in the territory of Nova Iguazu (State of Rio de Janeiro).

Net sales amounted to US$52.2 million, representing a 5.5% increase.

Cost of sales increased 7.1%, but unit case cost of sales reflects a decrease of 4.1%, due to better raw material prices, mainly sugar.

Operating income reached US$3.2 million, an improvement of 7.8% over the third quarter of the previous year. Operating margin was 6.1%, similar to that for the third quarter of 2003.

EBITDA amounted to US$8.5 million, representing an EBITDA margin of 16.3%, which is an improvement of 268 basis points compared to the same period of 2003.

Argentina

Nine Months ended September 30, 2004 vs. Nine Months ended September 30, 2003
-----------------------------------------------------------------------------

Sales volume amounted to 66.8 million unit cases, representing an improvement of 17.9% compared to the nine months ended September 30, 2003. Our strategy of returnable formats has been effective, representing 44% of our total sales mix.

Net sales amounted to US$108.5 million, an improvement of 15.7% versus the same period of last year. Cost of sales increased 5.9% amounting to US$73.7 million, benefiting from the appreciation of the Argentine peso during the period.

Operating income amounted to US$9 million, compared to a marginal operating income for the same period last year of US$0.4 million. Operating margin was 8.3%.

EBITDA amounted to US$19.4 million, with an EBITDA margin of 17.9%, an improvement of 323 basis points over the EBITDA margin obtained for the nine months ended September 30, 2003.

Third quarter 2004 vs. Third quarter 2003
-----------------------------------------

Sales volume for the quarter reached 22.2 million unit cases, representing a 13.8% growth. Format launchings have been carried out during this quarter (the 237 cc bottle in Sprite Zero flavor in order to complete the immediate consumption format portfolio) along with a special focus on pushing up diet soft drinks.

Net sales amounted to US$36.9 million, an increase of 9.9% versus the third quarter of the previous year. Cost of sales amounted to US$24.5 million, remaining flat compared to the third quarter of 2003.

Operating income amounted to US$3.6 million, an improvement versus US$0.4 million recorded during the same period of last year.

EBITDA amounted to US$6.6 million, an improvement of 34.2% when compared to the third quarter of 2003. EBITDA margin was 18%, representing an improvement of 326 basis points.

NON-OPERATING RESULTS
---------------------

Nine Months ended September 30, 2004 vs. Nine Months ended September 30, 2003
-----------------------------------------------------------------------------

Non-Operating results amounted to US$20.3 million, reaming flat with respect to the same period of the previous year. The negative Non-Operating Results is mainly explained by the "Amortization of Goodwill" account, a loss recorded in the "Net Financial Income" account (this last item was due to hedge agreements posting negative results this year versus positive results as of September
2003), along with the negative effect to date of Cross Currency Swaps, which was offset by the positive exchange rate variations from December 2003 to September 2004 (recorded under the "Price-level Restatement" account). Additionally, provisions were made for labor and tax lawsuits in Argentina and Brazil, and for investments in other companies with negative equity, all recorded under the "Other Income/(Expense)" account.

Net earnings amounted to US$39.4 million, representing an improvement of 181.2% versus net earnings registered during the nine months ended September 30, 2003.

ANALYSIS OF THE BALANCE SHEET
-----------------------------

As of September 30, 2004, the Company's financial assets amounted to US$353.7 million. These represent cash, investments in mutual funds, deposits, structured notes and corporate and sovereign bonds, of which 87.5% of the total is held in U.S. dollar-denominated securities. Nevertheless, through "Cross-Currency Swaps" realized in July and August of 2003 and during April of 2004, part of the portfolio has been converted to Chilean pesos (UF), thereby decreasing to 32.9% the amount denominated in US dollars.

The Company's total debt amounted to US$334.7 million, with an average annual coupon of 6.7% on U.S. dollar-denominated debt, and an average real coupon of 5.5% on Chilean peso-denominated debt. The U.S. dollar-denominated debt represents 34.9% of total debt.

Thus, the Company holds a positive net cash position of US$19 million.

Additional Information

To provide easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on own accounting practices in each country where the Company has operations and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP.

                                                      Main Indicators


                        INDICATORS                            Unit       Sep-04       Dec-03      Sep-03        Variance
                                                           ------------------------------------------------------------------
LIQUIDITY
    Current Ratio                                             Times            0.9          1.4         1.7      (0.77)
    Acid Tests                                                Times            0.7          1.2         1.4      (0.68)
    Working Capital                                           MCh$          11,419       32,678      21,599    (10,180)
ACTIVITY
    Investments                                               MCh$          18,572       25,824      21,134     (2,562)
    Inventory turnover                                        Times            8.4         13.2         8.7      (0.29)
    Days of inventory on hand                                 Days              43           27          41       1.42
INDEBTEDNESS
    Debt to equity ratio                                        %              1.0          0.9         0.9       0.12
    Short-term liabilities to total liabilities                 %              0.4          0.3         0.3       0.08
    Long-term liabilities to total liabilities                  %              0.6          0.7         0.7      (0.08)
    Interest charges coverage ratio                           Times           12.5     N/A             12.2       0.30
PROFITABILITY
    Return over equity                                          %              0.1          0.0         0.0       0.06
    Return over total assets                                    %              0.0          0.0         0.0       0.03
    Return over operating assets                                %              0.1          0.1         0.0       0.06
    Operating income                                          MCh$          38,613       48,606      24,847     13,766
    Operating margin                                            %              0.1          0.1         0.1       0.04
    EBITDA (1)                                                MCh$          60,114       57,257      47,238     12,876
    EBITDA margin                                               %              0.2          0.1         0.2       0.04
    Dividends payout ratio - Series A shares                    %              0.0          0.1         0.1      (0.02)
    Dividends payout ratio - Series B shares                    %              0.1          0.1         0.1      (0.02)
------------------

(1) Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity shows a decrease with respect to the previous period, this is mainly because the company's short term bank liabilities increased in order to finance temporary cash needs, together with a decrease in the inventories, mainly due to (i) funds amounting to US$22 million of our Brazilian subsidiary, Rio de Janeiro Refrescos which were held as marketable securities were invested in long term investments during September of this year; and (ii) during the period there were maturity expirations on some investment which amounted to US$14 million, which were also invested in long term investments.

Indicators of indebtedness were affected by a decrease in equity due to the payment of an additional dividend, because total debt decreased 4% with respect to the previous year, as a result of the local bond amortizations carried out. A net financial expense in the amount of Ch$2,281 million was recorded during this period, with an income before interests in the amount of Ch$28,559 million therefore the interest coverage ratio equaled 12.52 times.

As of September 30, 2004, operating profitability indicators were benefited by the reasons set forth in point I. Return on equity was benefited by the reasons set forth in point I along with the decrease in equity previously mentioned.

II.  Analysis of Book Values and Present Value of Assets
--------------------------------------------------------

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N(degree) 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

III. Analysis of the Main Components of Cash Flow
-------------------------------------------------


                                              September 30, 2004      September 30, 2003      Variation     Variation %
                                           --------------------------------------------------------------------------------
                                                     MCh$                    MCh$               MCh$
Operating                                                    57,371                  47,287         10,084       21
Financing                                                  (34,543)                (49,180)         14,637       30
Investment                                                 (40,342)                   6,246       (46,588)      746
                                           ----------------------------------------------------------------
Net cash flow for the Period                               (17,514)                   4,353       (21,867)      502


The Company generated a negative net cash flow of MCh$17,514 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$57,371 representing an increase of MCh$10,084 regarding last year and is mainly explained by a decrease in payments to suppliers due to anticipated purchases of raw materials during 2003 in order to obtain better prices and favorable exchange rates, and due to an increase in collection from trade receivables. This positive effect is offset by the negative variation due to higher tax payments over sales originated by legislation changes in Brazil.

Financing activities generated a negative cash flow of MCh$34,543, representing an increase of MCh$14,637, mainly explained by lower loan payments.

Investment activities generated a negative cash flow of MCh$40,342; representing a negative variation of MCh$46,588 with respect to the previous year, explained mainly by a decrease in sales of financial investments and payments for the franchise swap in Brazil.

IV.  Analysis of Market Risk
----------------------------

Interest Rate Risk
------------------

As of September 30, 2004 and 2003, the company held approximately 98% of its debt obligations at fixed-rates. Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk
---------------------

Income generated by the Company is linked to the local currencies of the countries in which it operates, and is composed as follows for the period:

 CHILEAN PESO   BRAZILIAN REAL   ARGENTINE PESO
      47%            31%               22%

Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effect of the exchange rate over cash withdrawals expressed in US Dollars that mainly correspond to payments of raw material suppliers.

The accounting exposure of foreign subsidiaries (Brazil and Argentina) due to the difference among monetary assets and liabilities, this is, those denominated in local currency and therefore exposed when translated into dollars, is only hedged when significant losses are expected, and when Management deems the associated cost to be reasonable.

Commodity Risks
---------------

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and in the aggregate represent between 30% and 40% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. The Company has also used commodity-hedging instruments.

This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the Company's current performance. Among the factors that may cause a change in performance are: the effects of political and economic conditions on mass consumption; price pressures resulting from competitive discounts by other bottlers where the Company operates; weather conditions in South America; and other risks that are applicable from time to time and that are periodically informed in the reports filed by the Company with the relevant regulatory authorities.

RELEVANT FACTS

During the third quarter of 2004 the following significant relevant facts were filed with the SVS:

Franchise Swap In Brazil

In reference to the Material Event reported to the market on April 30, 2004 by which we informed that Embotelladora Andina S.A. ("Andina") and The Coca-Cola Company ("TCCC") were discussing the future development of bottling business in Brazil, the following is set forth:

On August 10, 2004, Andina, through its subsidiary, Rio de Janeiro Refrescos Ltda. ("RJR") has subscribed a franchise swap agreement with the Brazilian subsidiary of TCCC, Recofarma Industria do Amazonas Ltda. ("KO") for an exchange of franchising rights, goods and other assets of RJR located in the territory of Governador Valadares in the state of Minas Gerais; for other franchising rights, goods and other assets of KO located in the territory of Nova Iguacu in the state of Rio de Janeiro, Brazil (which previously belonged to the Brazilian corporation Companhia Mineira de Refrescos S.A.)

The closing of this swap operation shall take place on August 28, 2004. Andina, through the above-mentioned subsidiary, will acquire the franchise for the "Nova Iguacu" territory with a surface of 852 (eight hundred and fifty-two) square kilometers and a population of 2.3 million inhabitants; which will generate improved operating synergies for Andina, due to the proximity with its current franchises and the smaller size of the territory.

In turn, the franchise that KO will receive in exchange corresponds to the Governador Valadares territory with a surface of 101,000 (one hundred and one thousand) square kilometers and a population of 2.6 million inhabitants.

Series B Shares Of Embotelladora Andina S.A. Are Securities Eligible For Investment By Chilean Pension Funds

On September 3, 2004, Official Ordinary Letter No. 015691 of the Superintendence of Pension Fund Managers dated September 3, which is enclosed, has stipulated that the resources of Pension Funds can be invested in shares that have preferences and some restriction, in this case, the Series B shares of Embotelladora Andina S.A. These shares thus become securities eligible for investment by Pension Funds provided they are "freely available" shares and the investment does not exceed the ceiling for exemption from attending shareholders meetings, according to the power granted to the Superintendence of Pension Fund Managers in the seventeenth subparagraph of article 45 of DL No. 3500, i.e. a percentage not exceeding 1% of all shares subscribed in the issuing company and 0.5% of the total value of the Funds, measured in the manner indicated in such Official Letter.

Supplemental to the Material Event reported September 3, 2004, we enclose a copy of Official Ordinary Letter No. 015987 of the Superintendence of Pension Fund Managers dated September 7th, which approves the eligibility of the Series B shares in Embotelladora Andina S.A. for investment by Pension Funds. Given the special preferences and restrictions of this series, the investments should not exceed the lower of 0.15% of the value of the Pension Fund or 7% of the value of the subscribed shares of the company in respect of the sum of investments by Pension Funds of one same Pension Fund manager.

Pursuant to the same aforesaid Official Letter, the foregoing is notwithstanding the obligation of the Pension Fund Manager to attend and participate at the respective shareholders meetings when the investment is equal to or greater than the limits stipulated in Circular No. 1226, i.e. 0.5% of the value of the Pension Funds or 1% of the subscribed shares of the Company.

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                         EMBOTELLADORA ANDINA S.A.

                                         By: /s/ Osvaldo Garay
                                             -----------------------
                                             Osvaldo Garay
                                             Chief Financial Officer


Dated: January 18, 2005